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TABLE OF CONTENTS
TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

CLEARWIRE CORPORATION
(Name of Subject Company (Issuer))

DISH ACQUISITION HOLDING CORPORATION
a wholly-owned subsidiary of

DISH NETWORK CORPORATION
(Names of Filing Persons (Offerors))

Class A Common Stock, par value $0.0001 per Share
(Title of Class of Securities)

18538Q105
(CUSIP Number of Class of Securities)

R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
DISH Network Corporation
9601 S. Meridian Boulevard
Englewood, Colorado 80112
(303) 723-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

with copies to:

Scott D. Miller
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$6,612,497,976	$901,944.72

*
Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying (a) $4.40 the tender offer price, by (b) the sum of (i) 699,173,175, the number of issued and outstanding shares of Class A common stock of Clearwire Corporation, (ii) 3,250,605 shares of Class A common stock of Clearwire Corporation issuable upon the vesting and exercise of issued and outstanding stock options, (iii) 26,683,997 shares of Class A common stock of Clearwire Corporation issuable upon vesting of issued and outstanding RSUs and (iv) 773,732,672 shares of Class A common stock of Clearwire Corporation reserved for issuance upon exchange of Class B common stock of Clearwire Corporation. The foregoing figures are as of March 1, 2013 and April 23, 2013.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities and Exchange Commission on August 31, 2012, by multiplying the transaction valuation by .00013640.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$901,944.72	Filing Party:	DISH Acquisition Holding Corporation
Form or Registration No.	Schedule TO	Date Filed:	May 30, 2013
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

        This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 30, 2013 (together with any amendments and supplements thereto, the "Schedule TO") by DISH Acquisition Holding Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of DISH Network Corporation, a Nevada corporation ("DISH"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Class A common stock, par value $0.0001 per share, of Clearwire Corporation, a Delaware corporation, at a purchase price of $4.40 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 30, 2013 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        All capitalized terms used in the Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Item 1.

(1)
The Offer to Purchase and Item 1 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the sentence "12:00 midnight, New York City time, at the end of June 28, 2013, unless the Offer (as defined below) is extended," on page 5 of the Offer to Purchase with the following:

    "12:00 midnight, New York City time, at the end of July 2, 2013, unless the Offer (as defined below) is extended"

(2)
The Offer to Purchase and Item 1 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "If all of the conditions to the Offer other than the Minimum Condition have not been satisfied (but remain capable of being satisfied) as of the Expiration Date, we will continue to extend the Offer until December 31, 2013 (the "Outside Date"); provided that," on page 5 of the Offer to Purchase with the following:

    "If one or more conditions to the Offer have not been satisfied (but remain capable of being satisfied) as of the Expiration Date, we will continue to extend the Offer until December 31, 2013 (the "Outside Date"); provided that (i) in the event all of the conditions to the Offer other than the Minimum Condition have been satisfied, Purchaser shall not be obligated to extend the Offer; and (ii) the obligation to extend shall only apply if"

(3)
The Offer to Purchase and Item 1 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "and (2) the requisite vote of the holders of the outstanding shares of Common Stock approving the Sprint Merger Agreement has not been obtained," on page 5 of the Offer to Purchase with the following:

    ", (2) the requisite vote of the holders of the outstanding shares of Common Stock approving the Sprint Merger Agreement has not been obtained, (3) the IRA Execution Condition shall have been satisfied and (4) both the Sprint Merger Agreement and the Sprint Note Purchase Agreement shall have been validly terminated"

(4)
The Offer to Purchase and Item 1 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the sentence "Purchaser is a corporation incorporated under the laws of the State of Delaware for the purpose of making the Offer and thereafter consummating the transactions (the "Transactions") contemplated in the Transaction Agreements," on page 6 of the Offer to Purchase with the following:

    "Purchaser is a corporation incorporated under the laws of the State of Delaware for the purpose of making the Offer and thereafter consummating the transactions (the "Transactions") contemplated in the Investor Rights Agreement"

(5)
The Offer to Purchase and Item 1 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the bulleted item "there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date (as defined below) a number of Shares that represents more than 25% of the Voting Power (as defined below) on a fully diluted basis as of the Expiration Date," on page 8 of the Offer to Purchase with the following:

    "there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date (as defined below) a number of Shares that represents more than 25% of the Voting Power (as defined herein) on a fully diluted basis (including without limitation Shares issuable on exercise of convertible and exchangeable securities or in respect of RSUs and unvested stock options granted to employees) as of the Expiration Date, inclusive of Shares underlying any convertible or exchangeable securities beneficially owned by DISH and Shares beneficially owned by DISH in each case as of the Expiration Date"

(6)
The Offer to Purchase and Item 1 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the bulleted item "the Note Purchase Agreement (the "Note Agreement"), among Clearwire, Clearwire Communications, Clearwire Finance, Inc. and Purchaser and the Investor Rights Agreement (the "Investor Rights Agreement"), between Purchaser and Clearwire and together with the Note Agreement, the "Transaction Agreements"), each substantially in the form attached here as Exhibits A and B, respectively, having been duly executed and delivered by the parties thereto," on page 8 of the Offer to Purchase with the following:

    "the IRA Execution Condition having been satisfied"

(7)
The Offer to Purchase and Item 1 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the bulleted item "both the Sprint Merger Agreement and the Note Purchase Agreement, dated as of December 17, 2012 and amended as of January 31, 2013 and February 26, 2013, among Sprint, Clearwire Communications and Clearwire Finance, Inc. (as amended, the "Sprint Note Purchase Agreement") having been validly terminated in accordance with their terms; and," on page 8 of the Offer to Purchase with the following:

    "both the Sprint Merger Agreement and the Sprint Note Purchase Agreement having been validly terminated; and"

(8)
The Offer to Purchase and Item 1 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to add after the sentence "The Offer is also subject to other customary conditions, including conditions similar to certain conditions set forth in the Sprint Merger Agreement," on page 8 of the Offer to Purchase the following sentences:

    "The Offer is not conditioned on the absence of any litigation or injunction to the Investor Rights Agreement (other than any such litigation, injunction or other impediment relating to the due execution and delivery of the Investor Rights Agreement by Clearwire) or Clearwire's performance of its obligations thereunder. For the avoidance of doubt, nothing in the

2

    preceding sentence shall limit (i) the condition relating to the due execution and delivery of the Investor Rights Agreement by Clearwire and (ii) Purchaser's right to seek remedies under the Investor Rights Agreement."

(9)
The Offer to Purchase and Items 4 and 8 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by inserting the following sentence on page 8.

    "Purchaser and DISH and their respective affiliates currently own an amount of 8.25% Exchangeable Notes due 2040 issued by Clearwire that, if exchanged for Shares, would represent approximately 1.5% of the total Voting Power of all Clearwire Common Stock."

(10)
The Offer to Purchase and Item 1 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the sentence "DISH expects to fund such cash requirements from its available cash on hand and/or from a new credit facility entered into in order to finance the Offer and the funding contemplated by the Note Agreement," on pages 8 to 9 of the Offer to Purchase with the following:

    "DISH expects to fund such cash requirements from its available cash on hand and/or from a new credit facility entered into in order to finance the Offer and the funding contemplated by the Note Purchase Agreement (the "Note Agreement"), among Clearwire, Clearwire Communications, LLC ("Clearwire Communications"), Clearwire Finance, Inc., which is attached as Exhibit A hereto"

(11)
The Offer to Purchase and Item 1 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the sentence "You will be able to tender your Shares into the Offer until 12:00 midnight, New York City time, at the end of June 28, 2013 (the "Expiration Date," unless we extend the Offer pursuant to and in accordance with the terms herein, in which event "Expiration Date" will mean the latest time and date at which the Offer, as so extended by us, will expire)," on page 9 of the Offer to Purchase with the following:

    "You will be able to tender your Shares into the Offer until 12:00 midnight, New York City time, at the end of July 2, 2013 (the "Expiration Date," unless we extend the Offer pursuant to and in accordance with the terms herein, in which event "Expiration Date" will mean the latest time and date at which the Offer, as so extended by us, will expire)"

(12)
The Offer to Purchase and Item 1 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "If all of the conditions to the Offer other than the Minimum Condition have not been satisfied (but remain capable of being satisfied) as of the Expiration Date, we will continue to extend the Offer until the Outside Date; provided that," on page 9 of the Offer to Purchase with the following:

    "If one or more conditions to the Offer have not been satisfied (but remain capable of being satisfied) as of the Expiration Date, we will continue to extend the Offer until the Outside Date; provided that (i) in the event all of the conditions to the Offer other than the Minimum Condition have been satisfied, Purchaser shall not be obligated to extend the Offer; and (ii) the obligation to extend shall only apply if"

(13)
The Offer to Purchase and Item 1 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "and (2) the requisite vote of the holders of the outstanding

3

  shares of Common Stock approving the Sprint Merger Agreement has not been obtained," on page 9 of the Offer to Purchase with the following:

    ", (2) the requisite vote of the holders of the outstanding shares of Common Stock approving the Sprint Merger Agreement has not been obtained, (3) the IRA Execution Condition shall have been satisfied and (4) both the Sprint Merger Agreement and the Sprint Note Purchase Agreement shall have been validly terminated"

Item 4.

(1)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the sentence "THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF JUNE 28, 2013, UNLESS THE OFFER IS EXTENDED," on page 1 of the Offer to Purchase with the following:

    "THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF JULY 2, 2013, UNLESS THE OFFER IS EXTENDED"

(2)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(i) there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to 12:00 midnight, New York City time, at the end of June 28, 2013 (the "Expiration Date," unless the Offer is extended pursuant to and in accordance with the terms herein, in which event "Expiration Date" will mean the latest time and date at which the Offer, as so extended, will expire) a number of Shares that represents more than 25% of the Voting Power (as defined herein) on a fully diluted basis as of the Expiration Date," on page 1 of the Offer to Purchase with the following:

    "(i) there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to 12:00 midnight, New York City time, at the end of July 2, 2013 (the "Expiration Date," unless the Offer is extended pursuant to and in accordance with the terms herein, in which event "Expiration Date" will mean the latest time and date at which the Offer, as so extended, will expire) a number of Shares that represents more than 25% of the Voting Power (as defined herein) on a fully diluted basis (including without limitation Shares issuable on exercise of convertible and exchangeable securities or in respect of RSUs and unvested stock options granted to employees) as of the Expiration Date, inclusive of Shares underlying any convertible or exchangeable securities and Shares beneficially owned by DISH in each case as of the Expiration Date"

(3)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(ii) the waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated," on page 1 of the Offer to Purchase with the following:

    "(ii) the waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated (the "HSR Condition")"

(4)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(iv) the Note Purchase Agreement (the "Note Agreement"),

4

  among Clearwire, Clearwire Communications, LLC ("Clearwire Communications"), Clearwire Finance, Inc. and Purchaser and the Investor Rights Agreement (the "Investor Rights Agreement" and together with the Note Agreement, and the other agreements contemplated therein, the "Transaction Agreements") between Purchaser and Clearwire, each in the form attached here as Exhibits A and B, respectively, having been duly executed and delivered by the parties thereto," on page 1 of the Offer to Purchase with the following:

    "(iv) the Investor Rights Agreement (the "Investor Rights Agreement") between Purchaser and Clearwire, in substantially the form attached hereto as Exhibit B, having been duly executed and delivered by Clearwire (the "IRA Execution Condition")"

(5)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(v) both the Agreement and Plan of Merger, dated as of December 17, 2012, as amended, among Sprint Nextel Corporation ("Sprint"), Collie Acquisition Corp. and Clearwire (as amended, the "Sprint Merger Agreement") and the Note Purchase Agreement, dated as of December 17, 2012, as amended, among Sprint, Clearwire Communications and Clearwire Finance, Inc. (as amended, the "Sprint Note Purchase Agreement") having been validly terminated in accordance with their terms," on pages 1 to 2 of the Offer to Purchase with the following:

    "(v) both the Agreement and Plan of Merger, dated as of December 17, 2012, as amended, among Sprint Nextel Corporation ("Sprint"), Collie Acquisition Corp. and Clearwire (as amended, the "Sprint Merger Agreement") and the Note Purchase Agreement, dated as of December 17, 2012, as amended, among Sprint, Clearwire Communications and Clearwire Finance, Inc. (as amended, the "Sprint Note Purchase Agreement") having been validly terminated"

(6)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to add after the sentence "The Offer is also subject to other customary conditions, including conditions similar to certain conditions set forth in the Sprint Merger Agreement," on page 2 of the Offer to Purchase the following sentences:

    "The Offer is not conditioned on the absence of any litigation or injunction challenging the Investor Rights Agreement (other than any such litigation, injunction or other impediment relating to the due execution and delivery of the Investor Rights Agreement by Clearwire) or Clearwire's performance of its obligations thereunder. For the avoidance of doubt, nothing in the preceding sentence shall limit (i) the condition relating to the due execution and delivery of the Investor Rights Agreement by Clearwire and (ii) Purchaser's right to seek remedies for any breach or nonperformance of the Investor Rights Agreement."

(7)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "If all of the conditions to the Offer other than the Minimum Condition have not been satisfied (but remain capable of being satisfied) as of the Expiration Date, we will continue to extend the Offer until the Outside Date; provided that," on page 14 of the Offer to Purchase with the following:

    "If one or more conditions to the Offer have not been satisfied (but remain capable of being satisfied) as of the Expiration Date, we will continue to extend the Offer until the Outside Date; provided that (i) in the event all of the conditions to the Offer other than the Minimum Condition have been satisfied, Purchaser shall not be obligated to extend the Offer; and (ii) the obligation to extend shall only apply if"

5

(8)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "and (2) the requisite vote of the holders of the outstanding shares of Common Stock approving the Sprint Merger Agreement has not been obtained," on page 14 of the Offer to Purchase with the following:

    ", (2) the requisite vote of the holders of the outstanding shares of Common Stock approving the Sprint Merger Agreement has not been obtained, (3) the IRA Execution Condition shall have been satisfied and (4) both the Sprint Merger Agreement and the Sprint Note Purchase Agreement shall have been validly terminated (collectively, the "Extension Prerequisite")"

(9)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to add at the end of the second paragraph on page 14 of the Offer to Purchase the following sentence:

    "If the Extension Prerequisite is satisfied and all of the conditions to the Offer other than the Minimum Condition have been satisfied, but the HSR Condition was satisfied less than five Business Days prior to the Expiration Date, then Purchaser shall extend the Offer to a date that is at least five business days after the date on which the HSR Condition was satisfied."

(10)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(ii) the waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act having expired or been terminated," on page 15 of the Offer to Purchase with the following:

    "(ii) the HSR Condition having been satisfied"

(11)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(iv) the Transaction Agreements (each in the form attached hereto as Exhibits A and B) having been duly executed and delivered by the parties thereto," on page 15 of the Offer to Purchase with the following:

    "(iv) the IRA Execution Condition having been satisfied"

(12)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(v) both the Sprint Merger Agreement and the Sprint Note Purchase Agreement having been validly terminated in accordance with their terms," on page 15 of the Offer to Purchase with the following:

    "(v) both the Sprint Merger Agreement and the Sprint Note Purchase Agreement having been validly terminated"

(13)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the sentence "If the Minimum Condition and the other conditions to the Offer are satisfied and Purchaser accepts for payment and pays for Shares tendered into the Offer, DISH will become entitled to certain governance rights, including the ability to cause Clearwire's nominating committee to nominate for election to the Clearwire Board a number of qualified

6

  directors selected by DISH that correspond to DISH's ownership percentage but in any event a minimum of three directors," on page 15 of the Offer to Purchase with the following:

    "If the Minimum Condition and the other conditions to the Offer are satisfied and Purchaser accepts for payment and pays for Shares tendered into the Offer, DISH will become entitled to certain governance rights, including the ability to cause Clearwire to nominate for election to the Clearwire Board a number of qualified directors selected by DISH that correspond to DISH's ownership percentage but in any event a minimum of three directors"

(14)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(ii) the waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act having expired or been terminated," on page 16 of the Offer to Purchase with the following:

    "(ii) the HSR Condition having been satisfied"

(15)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(iv) the Transaction Agreements (each in the form attached hereto as Exhibits A and B) having been duly executed and delivered by the parties thereto," on page 16 of the Offer to Purchase with the following:

    "(iv) the IRA Execution Condition having been satisfied"

(16)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(v) both the Sprint Merger Agreement and the Sprint Note Purchase Agreement having been validly terminated in accordance with their terms," on page 16 of the Offer to Purchase with the following:

    "(v) both the Sprint Merger Agreement and the Sprint Note Purchase Agreement having been validly terminated"

(17)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to add at the end of the last paragraph on page 16 of the Offer to Purchase the following sentence:

    "If the Extension Prerequisite is satisfied and all of the conditions to the Offer other than the Minimum Condition have been satisfied, but the HSR Condition was satisfied less than five Business Days prior to the Expiration Date, then Purchaser shall extend the Offer to a date that is at least five business days after the date on which the HSR Condition was satisfied."

(18)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the sentence "We will request that Clearwire provide Purchaser with Clearwire's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares," on page 18 of the Offer to Purchase with the following:

    "We have requested that Clearwire provide Purchaser with Clearwire's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares"

(19)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the sentence "Purchaser has minimal assets and liabilities other than the

7

  contractual rights and obligations as set forth herein and in the Transaction Agreements," on page 28 of the Offer to Purchase with the following:

    "Purchaser has minimal assets and liabilities other than the contractual rights and obligations as set forth herein and in the Investor Rights Agreement"

(20)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the paragraph "As a condition to the Offer, we would enter into the Transaction Agreements concurrently with or prior to the consummation of this Offer. It is a condition to the Offer that DISH and Clearwire enter into a definitive Note Agreement and Investor Rights Agreement. The following summary descriptions of the Note Agreement and the Investor Rights Agreement in the forms being proposed by DISH are qualified in their entirety by reference to the form of each agreement, which are attached as Exhibits A and B hereto," on pages 34 to 35 of the Offer to Purchase with the following:

    "As a condition to the Offer, we would enter into the Investor Rights Agreement concurrently with or prior to the consummation of this Offer. It is a condition to the Offer that Clearwire duly executes and delivers a definitive Investor Rights Agreement. The following summary description of the Investor Rights Agreement in the form being proposed by DISH is qualified in its entirety by reference to the form of the agreement, which is attached as Exhibit B hereto. The Note Agreement summarized below will be made available to Clearwire Communications and Clearwire Finance, Inc. to replace the Sprint Note Purchase Agreement if the Sprint Note Purchase Agreement is terminated, but the execution of the Note Agreement is not a condition to the Offer."

(21)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the sentence "Upon the execution of the Note Agreement, Note Purchaser would be entitled to receive a commitment fee equal to 2% of the aggregate commitment amount, payable in additional notes (PIK)," on page 35 of the Offer to Purchase with the following:

    "Upon the execution of the Note Agreement, Note Purchaser would be entitled to receive a commitment fee under the terms of the Note Agreement, payable in cash"

(22)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to add after the bulleted item "has received an officer's certificate from each Clearwire Party stating that all representations and warranties are true and correct," on page 37 of the Offer to Purchase the following bulleted item:

  •
  "has been satisfied that Issuers have executed the Note Agreement within five (5) business days of the termination of the Sprint Note Purchase Agreement; and"

(23)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to add at the end of the paragraph under the heading "Other Covenants" on page 39 of the Offer to Purchase the following sentence:

    "Clearwire and its subsidiaries will also be prohibited from seeking alternative equity financing without Note Purchaser's prior written approval."

(24)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the paragraph "So long as Purchaser has not sold or transferred Shares

8

  such that its percentage interest in Clearwire is less than 50% of the Shares owned by Purchaser on the effective date of the Investor Rights Agreement (i.e., immediately following completion of this Offer), Clearwire shall cause the Clearwire Board's Nominating Committee ("Nominating Committee") to nominate for election to the Clearwire Board at each annual or special meeting of the stockholders of Clearwire at which directors are to be elected, a number of Purchaser designees necessary to ensure that the number of Purchaser designees elected to the Clearwire Board immediately thereafter would equal the product of (i) Purchaser's percentage interest as of a specified date prior to such stockholders' meeting and (ii) 13, rounded down to the nearest whole number; provided, that Purchaser shall be entitled to designate not less than three designees to the Clearwire Board upon closing of the Offer. Purchaser shall furnish a list of the Purchaser designees to Clearwire as of a specified date prior to such stockholders' meeting. In furtherance of the foregoing, four Clearwire directors will submit resignations at the time of the signing of the Transaction Agreements, each conditioned upon the closing of the Offer. All of the Purchaser designees shall be independent directors (as defined by NASDAQ Listing Rule 5605(a)(2)), and Purchaser shall not nominate a person if, in Purchaser's reasonable judgment, that person may not serve on the Clearwire Board without violating any applicable law, including any applicable antitrust law," on page 40 of the Offer to Purchase with the following:

    "So long as Purchaser has a percentage interest in Clearwire of 10% or more on the effective date of the Investor Rights Agreement (i.e., at the closing of this Offer), Purchaser shall be entitled to nominate a number of Directors to Clearwire's Board that is equal to the greater of (i) three directors, and (ii) a number of Purchaser designees necessary to ensure that the number of Purchaser designees appointed to the Board pursuant to this sentence would equal the product of (x) Purchaser's percentage interest in Clearwire following the payment for Shares accepted for payment in this Offer, and (y) 13, rounded down to the nearest whole number. Clearwire will appoint the Purchaser designees required by the immediately preceding sentence with effect as of the effective date of the Investor Rights Agreement. So long as Purchaser has not transferred Shares as a result of which its percentage interest in Clearwire is less than 5%, Clearwire will nominate for election to the Board at each annual or special meeting of the stockholders of Clearwire at which directors are to be elected, a number of Purchaser designees necessary to ensure that the number of Purchaser designees elected to the Board immediately thereafter would equal the product of (i) Purchaser's percentage interest in Clearwire determined 30 days prior to such stockholders' meeting and (ii) 13, rounded down to the nearest whole number. Purchaser shall furnish a list of the Purchaser designees to Clearwire as of a specified date prior to such stockholders' meeting. In furtherance of the foregoing, three Clearwire directors will submit resignations at the time of the signing of the Investor Rights Agreement, which resignations shall be effective as of the effective date of the Investor Rights Agreement provided that Purchaser has a percentage interest in Clearwire of 10% or more as of the effective date of the Investor Rights Agreement. All of the Purchaser designees shall be independent directors (as defined by NASDAQ Listing Rule 5605(a)(2))."

(25)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the bulleted item "At each annual or special meeting of the Clearwire stockholders at which directors are to be elected, Clearwire will include in the slate of nominees recommended by the Clearwire Board and in Clearwire's proxy statement or notice of such meeting all Purchaser designees nominated by the Nominating Committee and will use its

9

  reasonable best efforts to cause the election of each of those Purchaser designees to the Clearwire Board," on page 40 of the Offer to Purchase with the following:

    "At each annual or special meeting of the Clearwire stockholders at which directors are to be elected, Clearwire will include in the slate of nominees recommended by the Clearwire Board and in Clearwire's proxy statement or notice of such meeting all Purchaser designees nominated by Clearwire and will cause the election of each of those Purchaser designees to the Clearwire Board"

(26)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the bulleted item "Upon the written request of Purchaser, but only upon such written request, Clearwire will use its reasonable best efforts to take or cause to be taken all actions necessary to remove any Purchaser designee designated by Purchaser for removal, and to elect any replacement Purchaser designee," on page 41 of the Offer to Purchase with the following:

    "Upon the written request of Purchaser, but only upon such written request, Clearwire will use its reasonable best efforts to take or cause to be taken all actions necessary to remove any Purchaser designee designated by Purchaser for removal, and to appoint any replacement Purchaser designee"

(27)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to add after the bulleted item "Clearwire will compensate each Purchaser designee who is not an employee of Clearwire or any of its subsidiaries in the same manner and to the same extent as it compensates its other non-employee directors and will reimburse each Purchaser designee for reasonable out-of-pocket expenses incurred by such Purchaser designee for the purpose of attending meetings of the Clearwire Board or its committees to the same extent provided to other non-employee directors" on page 41 of the Offer to Purchase the following bulleted items:

  •
  "None of the Nominating Committee, Clearwire nor the Board shall be under any obligation to appoint, nominate or recommend any Purchaser designee if such Purchaser designee would not be an independent director (for so long as required pursuant to the Clearwire Equityholders' Agreement) or would otherwise violate applicable Antitrust Laws (as such term is defined in the Investor Rights Agreement), and in such case Clearwire shall provide Purchaser with a reasonable opportunity to designate a replacement for such Purchaser designee.

  •
  Clearwire shall take any and all steps necessary to enforce the Clearwire Equityholders' Agreement in the event of any breach, whether actual, threatened or anticipated. In the event that enforcement of the Equityholders' Agreement implicates any rights of Purchaser under the Investor Rights Agreement or any other Transaction Agreement, the Company shall consult with Purchaser with respect to any material decision in respect of the conduct of such litigation and shall not take any material action with respect thereto without Purchaser's prior written consent (which shall, other than with respect to any settlement of any such litigation, not be unreasonably withheld)."

(28)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the paragraph "So long as Purchaser has a right to designate members to the Clearwire Board as specified above, Clearwire will cause Purchaser designees representing an

10

  equivalent proportion of Purchaser's designees represented on the Clearwire Board to serve on the Nominating Committee," on page 41 of the Offer to Purchase with the following:

    "So long as Purchaser has a right to designate members to the Clearwire Board as specified above, Clearwire will appoint to the Clearwire Board's Nominating Committee ("Nominating Committee") a number of Purchaser designees representing the lesser of (i) an equivalent proportion of Purchaser's designees represented on the Clearwire Board and (ii) the number of seats available on the Nominating Committee after giving effect to the provisions of the Clearwire Equityholders' Agreement; provided that so long as Purchaser has a right to designate members to the Clearwire Board as specified above, at least one Purchaser Designee shall serve on the Nominating Committee."

(29)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the bulleted item "Clearwire will have 120 days after the expiration of Consideration Period to consummate the sale of any New Securities with respect to which Purchaser's preemptive rights were not exercised, at or above the price and on terms not more favorable, in the aggregate, to the purchasers of the New Securities than the terms specified in the notice provided to Purchaser," on page 42 of the Offer to Purchase with the following:

    "Clearwire will have 180 days after the expiration of Consideration Period to consummate the sale of any New Securities with respect to which Purchaser's preemptive rights were not exercised, at or above the price and on terms not more favorable, in the aggregate, to the purchasers of the New Securities than the terms specified in the notice provided to Purchaser"

(30)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the bulleted item "securities issued (other than to any applicable party to the Clearwire Equityholders' Agreement or any of its affiliates) in transactions involving technology licensing, research or development activities, the use or acquisition of strategic assets, properties or rights, or the distribution, manufacture or marketing of Clearwire's products, as long as the securities are issued directly in a transaction approved by the Clearwire Board and the issuance of the securities is not for financing purposes; and," on page 42 of the Offer to Purchase with the following bulleted items:

  •
  "securities issued (other than to any applicable party to the Clearwire Equityholders' Agreement or any of its affiliates) in transactions involving technology licensing, research or development activities, the use or acquisition of strategic assets, properties or rights, or the distribution, manufacture or marketing of Clearwire's products, as long as the securities are issued directly in a transaction approved by the Clearwire Board and the issuance of the securities is not for financing purposes;

  •
  securities issued in connection with the acquisition of another business entity or business segment of another entity by Clearwire or any subsidiary of Clearwire, or in connection with the acquisition of 2.5 GHz Spectrum by Clearwire or any subsidiary of Clearwire;

  •
  securities issued in connection with any recapitalization event of Clearwire approved by its Board; and"

(31)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the sentence "The Investor Rights Agreement will terminate when Purchaser has sold Clearwire equity securities such that Purchaser owns less than 5% of the

11

  outstanding Voting Power of all Clearwire voting securities," on page 43 of the Offer to Purchase with the following:

    "The Investor Rights Agreement will terminate when Purchaser has sold Clearwire equity securities such that Purchaser no longer owns Clearwire equity securities equal to at least 50% of the Clearwire equity securities owned by Purchaser on the effective date of the Investor Rights Agreement"

(32)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the paragraph "In furtherance of the governance rights to be granted to Purchaser pursuant to the Investor Rights Agreement, Clearwire shall take any necessary or appropriate steps to enforce the Clearwire Equityholders' Agreement in the event of any breach, whether actual, threatened or anticipated, including by diligently litigating a matter to final non-appealable judgment in cooperation with Purchaser. To the extent Clearwire is unable at any time to deliver any of the governance rights granted to Purchaser in the Investor Rights Agreement, Purchaser will be entitled to seek any appropriate remedies, including specific performance and, if specific performance is unavailable or delayed, monetary damages for such failure," on page 43 of the Offer to Purchase with the following:

    "In furtherance of the governance rights to be granted to Purchaser pursuant to the Investor Rights Agreement, Clearwire shall take any necessary steps to enforce the Clearwire Equityholders' Agreement in the event of any breach, whether actual, threatened or anticipated, including by diligently litigating a matter to final non-appealable judgment in cooperation with Purchaser. To the extent Clearwire does not perform any of its covenants or agreements in the Investor Rights Agreement in accordance with their respective terms, Purchaser will be entitled to seek any appropriate remedies, including specific performance and, if specific performance is unavailable or delayed, monetary damages for such failure."

(33)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the sentence "Pursuant to agreements contemplated to be entered into with Clearwire, if DISH holds more than 10% of the outstanding Clearwire share capital, DISH will be contractually entitled to certain governance rights, including the ability to cause Clearwire's nominating committee to nominate for election to the Clearwire Board, subject to compliance with applicable law and the terms of Clearwire's Equityholders' Agreement, a number of qualified directors selected by DISH that correspond to DISH's ownership percentage," on page 43 of the Offer to Purchase with the following:

    "Pursuant to agreements contemplated to be entered into with Clearwire, if DISH holds more than 10% of the outstanding Clearwire share capital, DISH will be contractually entitled to certain governance rights, including the ability to cause Clearwire to nominate for election to the Clearwire Board, subject to compliance with applicable law and the terms of Clearwire's Equityholders' Agreement, a number of qualified directors selected by DISH that correspond to DISH's ownership percentage"

(34)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(i) there are validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date a number of Shares that represents

12

  more than 25% of the Voting Power on a fully diluted basis as of the Expiration Date (the "Minimum Condition")," on page 45 of the Offer to Purchase with the following:

    "(i) there are validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date a number of Shares that represents more than 25% of the Voting Power (as defined herein) on a fully diluted basis (including without limitation Shares issuable on exercise of convertible and exchangeable securities or in respect of RSUs and unvested stock options granted to employees) as of the Expiration Date, inclusive of Shares underlying any convertible or exchangeable securities and Shares beneficially owned by DISH in each case as of the Expiration Date (the "Minimum Condition")"

(35)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(ii) the waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act has expired or been terminated," on page 45 of the Offer to Purchase with the following:

    "(ii) the HSR Condition has been satisfied"

(36)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(iv) the Transaction Agreements (each in the form attached hereto as Exhibits A and B) have been duly executed and delivered by the parties thereto," on page 45 of the Offer to Purchase with the following:

    "(iv) the IRA Execution Condition has been satisfied"

(37)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(v) both the Sprint Merger Agreement and the Sprint Note Purchase Agreement shall have been validly terminated in accordance with their terms," on page 45 of the Offer to Purchase with the following:

    "(v) both the Sprint Merger Agreement and the Sprint Note Purchase Agreement shall have been validly terminated"

(38)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to add at the end of the first paragraph under the heading "15. Conditions to the Offer" on page 45 of the Offer to Purchase the following sentences:

    "The Offer is not conditioned on the absence of any litigation or injunction challenging the Investor Rights Agreement (other than any such litigation, injunction or other impediment relating to the due execution and delivery of the Investor Rights Agreement by Clearwire) or Clearwire's performance of its obligations thereunder. For the avoidance of doubt, nothing in the preceding sentence shall limit (i) the condition relating to the due execution and delivery of the Investor Rights Agreement by Clearwire and (ii) Purchaser's right to seek remedies for any breach or nonperformance of the Investor Rights Agreement."

(39)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clauses "(i) Clearwire's public disclosures with respect to its capitalization (including those made in the merger agreement for the Sprint merger transaction in the form filed with the SEC) are untrue or incorrect in any material respect and (ii) any of the

13

  following events has occurred or is continuing at the then scheduled Expiration Date," on page 45 of the Offer to Purchase with the following:

    "(i) Clearwire's public disclosures with respect to its capitalization (including those made in the merger agreement for the Sprint merger transaction in the form filed with the SEC) are untrue or incorrect in any material respect, (ii) Clearwire shall have entered into any spectrum lease, license, permit or similar authorization with Sprint, or other agreement transferring ownership, management or control of any spectrum license or lease to Sprint; or (iii) any of the following events has occurred or is continuing at the then scheduled Expiration Date'

(40)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the bulleted item "a temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Offer shall be in effect or any proceeding brought by a governmental entity seeking any of the foregoing shall be pending; and there shall be any action taken, or any statute, rule, regulation or order (whether temporary, preliminary or permanent) enacted, entered or enforced, which makes the consummation of the Offer illegal or prevents or prohibits the Offer," on page 46 of the Offer to Purchase with the following:

    "a temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Offer shall be in effect or any proceeding brought by a governmental entity seeking any of the foregoing shall be pending; and there shall be any action taken, or any statute, rule, regulation or order (whether temporary, preliminary or permanent) enacted, entered or enforced by any governmental entity or court of competent jurisdiction, which makes the consummation of the Offer illegal or prevents or prohibits the Offer"

(41)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(a) any change in the market price or trading volume of the Shares after the date of this Offer or the failure of Clearwire to meet projections or forecasts (except this clause (a) does not exclude any underlying circumstance, change, event, fact, development or effect that may have caused such change in market price or failure to meet projections or forecasts)," on page 46 of the Offer to Purchase with the following:

    "(a) any change in the market price or trading volume of the Shares after the date of this Offer or the failure of Clearwire to meet projections or forecasts (except that this clause (a) does not exclude any underlying circumstance, change, event, fact, development or effect that may have caused such change in market price or failure to meet projections or forecasts)"

(42)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(b) the issuance by Clearwire's auditors of any going-concern qualification to an audit opinion with respect to Clearwire's financial statements (except this clause (b) does not exclude any change, development, event, fact, circumstance or other matter that may have caused such going-concern qualification)," on page 46 of the Offer to Purchase with the following:

    "(b) the issuance by Clearwire's auditors of any going-concern qualification to an audit opinion with respect to Clearwire's financial statements (except that this clause (b) does not exclude any change, development, event, fact, circumstance or other matter that may have caused such going-concern qualification)"

14

(43)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(h) changes relating to the availability to Clearwire of its net operating loss and other tax attributes and/or carry forwards, other than such changes resulting from a failure of representations and warranties comparable to the representations and warranties set forth in Section 2.15 of the Sprint Merger Agreement to be true, correct and complete or resulting from a breach of a covenant comparable to the covenant set forth in Section 4.1(s) of the Sprint Merger Agreement; or," on page 47 of the Offer to Purchase with the following:

    "(h) changes relating to the availability to Clearwire of its net operating loss and other tax attributes and/or carry forwards; or"

(44)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(i) the taking of any action or failure to take any action (x) at the request or with the consent of DISH or (y) as required by this Offer, any of the Transaction Agreements or the other agreements contemplated thereby, including the completion of the transactions contemplated hereby and thereby," on page 47 of the Offer to Purchase with the following:

    "(i) the taking of any action or failure to take any action (x) at the request or with the consent of DISH or (y) as required by this Offer, the Investor Rights Agreement or the other agreements contemplated thereby, including the completion of the transactions contemplated hereby and thereby"

(45)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "(k) any legal proceeding commenced against Clearwire or any of its subsidiaries or any of their respective officers or directors arising out of or relating to this Offer, any of the Transaction Agreements or the other agreements contemplated thereby," on page 47 of the Offer to Purchase with the following:

    "(k) any legal proceeding commenced against Clearwire or any of its subsidiaries or any of their respective officers or directors to the extent that it (x) arises out of or relates to this Offer, the Investor Rights Agreement or the other agreements contemplated thereby or (y) alleges that Clearwire's interactions with DISH, its recommendation of the Offer or its due execution and delivery of the Investor Rights Agreement constitute breaches of the Sprint Merger Agreement or the Equityholders' Agreement"

Item 11.

(1)
The Offer to Purchase and Item 11 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the paragraph "DISH intends to file on May 30, 2013 a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. If filed on May 30, 2013, the initial waiting period applicable to the purchase of Shares pursuant to the Offer would expire at 11:59 p.m., New York City time, on June 14, 2013," on page 49 of the Offer to Purchase with the following:

    "DISH filed on May 30, 2013 a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer, pursuant to which filing the initial waiting period applicable to the purchase of Shares pursuant to the Offer would expire at 11:59 p.m., New York City time, on June 14, 2013."

15

 Item 12.

(1)
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

    (a)(1)(x)    Press Release issued by DISH Network Corporation on June 12, 2013.

(2)
Exhibit A, "Form of Note Purchase Agreement" to the Offer to Purchase is replaced in its entirety with the following:

16

 EXHIBIT A

FORM OF
NOTE PURCHASE AGREEMENT

dated as of [    •    ], 2013

among

CLEARWIRE CORPORATION

and

CLEARWIRE COMMUNICATIONS, LLC

and CLEARWIRE FINANCE, INC.,

as Issuers,

and

DISH ACQUISITION HOLDING CORPORATION,

as Purchaser

        NOTE PURCHASE AGREEMENT, dated as of [    •    ], 2013 (the "Agreement"), among CLEARWIRE CORPORATION, a Delaware corporation (the "Parent"), CLEARWIRE COMMUNICATIONS, LLC, a Delaware limited liability company (the "Company"), CLEARWIRE FINANCE, INC., a Delaware corporation ("Finance Co" and, together with the Company, the "Issuers") and DISH Acquisition Holding Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned Subsidiary (as defined below) of DISH NETWORK CORPORATION, a Nevada Corporation ("DISH Parent").

RECITALS

        WHEREAS, the Purchaser has made a tender offer pursuant to Regulations 14D and 14E under the Exchange Act (as defined below) to purchase all of the outstanding shares of Common Stock (as defined below) at a price of $4.40 per share in cash, net to the sellers subject to any required withholding (the "DISH Offer");

        WHEREAS, the Issuers have authorized the issue and sale of up to $800 million aggregate principal amount of Notes less the aggregate principal amount of notes (the "Notes") issued and sold pursuant to the Note Purchase Agreement, dated as of December 17, 2012 and amended as of January 31, 2013 and February 26, 2013, among Sprint Nextel Corporation, the Parent, the Company and Finance Co (the "Sprint Note Purchase Agreement") and the cash payment to DISH Parent or its designee as a non-refundable commitment fee (the "Commitment Fee") to induce Purchaser and DISH Parent to enter into this Agreement and in consideration of Purchaser and DISH Parent incurring significant costs and risks to execute this Agreement;

        WHEREAS, the Issuers propose to issue the Notes pursuant to the Primary Indenture and/or the Secondary Indenture (each as defined below) and the terms of this Agreement;

        WHEREAS, the Notes will be fully and unconditionally guaranteed as to payment of principal, premium, if any, and interest by certain Subsidiaries (as defined below) of the Company pursuant to the Primary Indenture or the Secondary Indenture, as applicable (the "Guarantees" and, together with the Notes, the "Securities");

        WHEREAS, the Exchange Securities (as defined below) will be delivered by the Parent pursuant to the Stock Delivery Agreement (the "Stock Delivery Agreement"), dated as of the Initial Draw Date (as defined below), among the Issuers and the Parent; and

        WHEREAS, the Issuers desire to issue and sell the Securities to the Purchaser, and the Purchaser desires to purchase the Securities from the Issuers, in each case upon the terms and subject to the conditions set forth herein.

        NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

ARTICLE I

Definitions

        Section 1.01    Defined Terms.     As used in this Agreement, the following terms have the meanings specified below:

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "Agreement" has the meaning set forth in the Preamble of this Agreement.

        "Available Amount" means the Commitment Amount, less the aggregate principal amount of Notes issued hereunder.

        "Available Exchangeable Amount" means, in respect of any Draw Date, the amount of Exchangeable Notes for which the Company has duly authorized and reserved Exchange Securities issuable upon exchange thereof and which shall be eligible for issuance pursuant to the applicable rules and regulations of NASDAQ, up to $80,000,000.

        "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

        "Class B Common Stock" means Class B common stock of the Parent, par value $0.0001 per share.

        "Code" has the meaning set forth in Section 3.24.

        "Commitment Amount" means $800 million less the aggregate principal amount of Notes issued and sold pursuant to the Sprint Note Purchase Agreement (which as of June 11, 2013 was $560 million).

        "Commitment Fee" has the meaning set forth in the Recitals.

        "Common Stock" means Class A common stock of the Parent, par value $0.0001 per share.

        "Communications Act" means the Communications Act of 1934, as amended.

        "Company" has the meaning set forth in the Preamble of this Agreement.

        "Company Equityholders' Agreement" means that certain Equityholders' Agreement, dated November 28, 2008, among the Company, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, and Sprint Nextel Corporation.

        "Contract" means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, warrant, note, debenture, indenture, guaranty, guarantee, security agreement, pledge agreement or other collateral agreement, option, warranty, purchase order, license, sublicense, or legally binding commitment or undertaking, and any supplements, amendments or other modifications to any of the foregoing.

        "DISH Offer" has the meaning set forth in the Recitals.

        "DISH Parent" has the meaning set forth in the Preamble of this Agreement.

        "Draw Date" means the first Business Day in each month, beginning from [    •    ] 2013 until such time as the Available Amount reaches zero.

        "Draw Notice" has the meaning set forth in Section 2.02.

        "Effective Date" has the meaning set forth in Section 5.01.

        "Enforceability Exceptions" has the meaning set forth in Section 3.07.

        "Environmental Laws" has the meaning set forth in Section 3.23.

        "ERISA" has the meaning set forth in Section 3.24.

        "Exchangeable Notes" means the Notes for which Exchange Securities issuable upon exchange thereof shall have been duly authorized and reserved as of the date hereof or shall be eligible for issuance as of the date hereof pursuant to the applicable rules and regulations of NASDAQ.

        "Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

        "Exchange Securities" means the Common Stock issued in exchange for Notes pursuant to the terms of the Primary Indenture and the Exchangeable Notes.

        "FCC" means the Federal Communications Commission or any United States Governmental Body substituted therefor.

        "FCC License" means any paging, mobile telephone, specialized mobile radio, microwave or personal communications services and any other license, permit, consent, certificate of compliance, franchise, approval, waiver or authorization granted or issued by the FCC, including any of the foregoing authorizing or permitting the acquisition, construction or operation of any Wireless Communications System.

        "Finance Co" has the meaning set forth in the Preamble of this Agreement.

        "Governmental Body" means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other governmental jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi- governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, and any court or other tribunal); or (d) self-regulatory organization.

        "Guarantees" has the meaning set forth in the Recitals.

        "Guarantor" means each Subsidiary of the Company that is required to provide a Guarantee pursuant to the terms of the Indenture.

        "Indentures" means the Primary Indenture and the Secondary Indenture.

        "Initial Draw Date" means the first Draw Date on which Notes are issued and sold to the Purchaser pursuant to the terms of this Agreement.

        "Issuers" has the meaning set forth in the Preamble of this Agreement.

        "Joinder Agreement" means the joinder agreement to be executed and delivered by New Purchasers in order to allow such purchasers to acquire Exchangeable Notes hereunder, (in the form attached hereto as Exhibit F).

        "Legal Requirement" means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, Order, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

        "License" means any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

        "Material Adverse Effect" has the meaning set forth in Section 3.04.

        "Minimum Condition" has the meaning given such term in the Offer to Purchase.

        "Minimum DISH Amount" means (i) as of the Initial Draw Date, Exchangeable Notes in an aggregate principal amount equal to at least 25% of the amount of the Exchangeable Notes issued on the Initial Draw Date and Non-Exchangeable Notes in an aggregate principal amount equal to 100% of the Non-Exchangeable Amount issued by Parent pursuant to this Agreement on the Initial Draw Date (it being understood that the parties currently expect no Non-Exchangeable Notes to be issued on the Initial Draw Date), and (ii) as of any other Draw Date, Exchangeable Notes in an aggregate principal amount equal to at least 25% of the Available Exchangeable Amount on such Draw Date and Non-Exchangeable Notes in an aggregate principal amount equal to 100% of the Non-Exchangeable Amount issued by Parent pursuant to this Agreement on such Draw Date.

        "Money Laundering Laws" has the meaning set forth in Section 3.29.

        "NASDAQ" means NASDAQ Global Select Market.

        "New Purchaser" means a stockholder with Pre-Emptive Rights which chooses to exercise such rights to purchase the Notes to the extent the Notes are exchangeable and has executed the Joinder Agreement.

        "Non-Exchangeable Amount" means in respect of any Draw Date, an aggregate principal amount of Non-Exchangeable Notes equal to $80,000,000 minus the Available Exchangeable Amount for such Draw Date.

        "Non-Exchangeable Notes" means the Notes for which Exchange Securities issuable upon exchange thereof shall not have been duly authorized and reserved as of the date hereof or shall not be eligible for issuance as of the date hereof pursuant to the applicable rules and regulations of NASDAQ.

        "Note Documents" means (i) this Agreement, (ii) the Indentures, (iii) the Notes, (iv) the Guarantees, (v) the Registration Rights Agreement and the Stock Delivery Agreement, if applicable, (vi) any Joinder Agreement, and (vii) any amendment, waiver, supplement or other modification to any of the foregoing.

        "Notes" has the meaning set forth in the Recitals.

        "OFAC" has the meaning set forth in Section 3.30.

        "Offer to Purchase" means that certain offer to purchase, dated May 30, 2013, which sets forth the terms and conditions of the DISH Offer, as it may be amended from time to time.

        "Order" means any order, writ, injunction, judgment or decree issued, entered or otherwise promulgated by a court of competent jurisdiction or other Governmental Body.

        "Parent" has the meaning set forth in the Preamble of this Agreement.

        "Parent Common Stock" means the Common Stock and the Class B Common Stock.

        "Parent Intellectual Property" means the rights of the Parent and its Subsidiaries to all patents, patent applications, patent rights, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses, inventions and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) or other intellectual property to the extent necessary for the conduct of their respective businesses.

        "Parent SEC Documents" has the meaning set forth in Section 3.01.

        "PBGC" means the Pension Benefit Guaranty Corporation.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Plan" has the meaning set forth in Section 3.24.

        "Pre-Emptive Rights" means the pre-emptive rights held by certain stockholders of Parent pursuant to Section 3.5 of the Company Equityholders' Agreement.

        "Primary Indenture" means the indenture (in the form attached hereto as Exhibit B), to be dated as of the Initial Draw Date, among the Issuers, the Guarantors and the trustee named therein, as the same may be amended, supplemented or otherwise modified pursuant to its terms from time to time, which sets forth the terms and conditions of the Exchangeable Notes.

        "Purchaser" has the meaning set forth in the Preamble of this Agreement.

        "Registration Rights Agreement" means the Registration Rights Agreement (in the form attached hereto as Exhibit D), dated as of the Initial Draw Date, among the Parent, the Issuers, the Guarantors and the Purchaser, as the same may be amended, supplemented or otherwise modified from time to time.

        "Required Parent Stockholder Approvals" means the affirmative vote of at least the majority of the outstanding shares of Parent Common Stock in favor of:

            (i)  amending the Parent's amended and restated certificate of incorporation to increase the Parent's authorized shares of Common Stock in an amount sufficient to reserve for issuance the Common Stock which may be issued upon exchange of all Notes; and

           (ii)  authorizing the issuance of the Common Stock which may be issued upon exchange of the Notes in accordance with the NASDAQ listing requirements.

        "SEC" means the Securities and Exchange Commission.

        "Secondary Indenture" means the indenture (in the form attached hereto as Exhibit C), to be dated as of the Initial Draw Date, among the Issuers, the Guarantors and the trustee named therein, as the same may be amended, supplemented or otherwise modified from time to time, which sets forth the terms and conditions of the Non-Exchangeable Notes.

        "Securities" has the meaning set forth in the Recitals.

        "Securities Act" means the United States Securities Act of 1933, as amended.

        "Spectrum Entities" means the entities listed on Annex B.

        "Spectrum Lease" means any lease, license, agreement or other arrangement pursuant to which the Issuers or any Guarantor leases, licenses or otherwise acquires or obtains any rights, whether exclusive or non-exclusive, with respect to any FCC License, to which the Issuers or any Guarantor is now or may hereafter become a party, as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms of the Indenture.

        "Sprint Note Purchase Agreement" has the meaning set forth in the Recitals.

        "State Commissions" means any state public utility commission, public service commission or similar state regulatory authority having jurisdiction over the Parent, any Issuer or any Guarantor.

        "State Licenses" means all material Licenses issued or granted to any of the Company or its Subsidiaries by State Commissions for the conduct of any telecommunications business.

        "Stock Delivery Agreement" has the meaning set forth in the Recitals.

        "Subsidiary" means, with respect to any Person,

          (1)   any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

          (2)   any partnership, joint venture, limited liability company or similar entity of which

            (x)   more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

            (y)   such Person or any Subsidiary of such Person is a controlling general partner managing member of such entity.

        "Telecommunications Laws" has the meaning set forth in Section 3.36.

        "Trust Indenture Act" has the meaning set forth in Section 3.08.

        "Underlying Licenses" has the meaning set forth in Section 3.36.

        "Voting Securities" has the meaning set forth in the Company Equityholders' Agreement.

        "Wireless Communications System" means any system to provide telecommunications services, including, without limitation, specialized mobile radio system, radio paging system, mobile telephone system, cellular radio telecommunications system, conventional mobile telephone system, personal communications system, EBS/ITFS-based system or BRS/MDS/MMDS-based system, data transmission system or any other paging, mobile telephone, radio, microwave, communications, broadband or data transmission system.

        Section 1.02    Terms Generally.     The definition of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise or except as expressly provided herein, (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified, (b) any definition of or reference to any statute, rule or regulation shall be construed as referring thereto as from time to time amended, supplemented or otherwise modified (including by succession of comparable successor laws), unless otherwise expressly stated to the contrary, (c) any reference herein to any Person shall be construed to include such Person's successors and permitted assigns, (d) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, and (e) all references herein to Articles, Sections, Annexes and Exhibits shall be construed to refer to Articles and Sections of, and Annexes and Exhibits to, this Agreement.

ARTICLE II

The Notes; Additional Funding

        Section 2.01    Agreement to Purchase.

          (a)   Purchaser hereby agrees, subject to the conditions hereinafter stated, to purchase from the Issuers an aggregate principal amount of Notes up to the Commitment Amount, and such purchases shall be made on each applicable Draw Date, at a purchase price equal to 100% of the aggregate principal amount thereof, an aggregate principal amount of Notes equal to the Available Exchangeable Amount (i) less the amount of Exchangeable Notes, if any, acquired by stockholders of Parent pursuant to the Pre-Emptive Rights, plus (ii) the Non-Exchangeable Amount; provided that in each case Purchaser shall be entitled to acquire the Minimum DISH Amount; provided further, that (i) on the Initial Draw Date and each subsequent Draw Date through such time as Parent has satisfied its obligations under Section 7.01(d), the total amount available for draw by Parent shall be limited to the aggregate principal amount of Notes available for draw on such Draw Date that are not subject to Pre-Emptive Rights and (ii) on the first Draw Date after Parent has satisfied its obligations under Section 7.01(d), such Draw Date shall, upon Parent's request, include a catch-up amount equal to (X) the product of $80,000,000 multiplied by the number of prior Draw Dates minus (Y) the sum of the amounts already purchased by Purchaser plus any amounts pursuant to which stockholders of Parent have exercised their Pre-Emptive Rights for such prior Draw Dates; provided, however, that in each case, the Purchaser shall have no obligation to purchase any further Notes hereunder with respect to a future Draw Date if as of any such Draw Date, the Parent or any of its Affiliates shall have breached any of their respective obligations under this Agreement in any material respect. For the avoidance of doubt, only Purchaser is entitled to acquire any Non-Exchangeable Notes available on any given Draw Date.

          (b)   Each New Purchaser hereby agrees, subject to the conditions hereinafter stated, to purchase from the Issuers on each applicable Draw Date for which each such New Purchaser is exercising its Pre-Emptive Rights to purchase Exchangeable Notes, at a purchase price equal to 100% of the aggregate principal amount thereof, an aggregate principal amount of Notes equal to the amount of Exchangeable Notes that such New Purchaser is entitled to purchase pursuant to the Company Equityholders' Agreement.

        Section 2.02    Agreement to Sell.     The Issuers shall be entitled to deliver to the Purchaser and each New Purchaser, as applicable, no later than the third Business Day preceding such Draw Date, a Draw Notice in the form of Annex A hereto (a "Draw Notice") specifying the aggregate principal amount of Notes that the Issuers agree to issue and sell to the Purchaser and each New Purchaser, as applicable, on the related Draw Date, which aggregate principal amount of Notes shall equal the aggregate principal amount of Notes in respect of such Draw Date calculated in accordance with Section 2.01.

        Section 2.03    Applicable Indenture.     The Notes which are Exchangeable Notes issued pursuant to this Agreement shall be governed by the terms and conditions of the Primary Indenture. The Notes which are Non-Exchangeable Notes issued pursuant to this Agreement shall be governed by the terms and conditions of the Secondary Indenture.

        Section 2.04    Payment; Delivery; Transfer Taxes.     Payment for Notes shall be made by wire transfer in immediately available funds to the account(s) specified by the Issuers to the Purchaser and each New Purchaser, as applicable, at 10:00 A.M., New York City time, on the applicable Draw Date. Payment for Notes shall be made against delivery to the Purchaser and each New Purchaser, as applicable, on the applicable Draw Date of certificates representing such Notes registered in such names and in such denominations as the Purchaser and each New Purchaser, as applicable, shall request in writing not later than one Business Day prior to such Draw Date, with any transfer taxes payable in connection with the transfer of such Notes to the Purchaser and each New Purchaser, as applicable, duly paid by the Issuers.

        Section 2.05    Commitment Fee.     On the date hereof, the Issuers shall pay to DISH Parent or its designee the non-refundable Commitment Fee, payable in cash by wire transfer of immediately available funds in an aggregate amount of $[    •    ]. The Issuers shall on the Initial Draw Date deliver or have delivered to DISH Parent or its designee certificates representing such notes registered in such names and in such denominations as DISH Parent or its designee shall request in writing not later than two (2) Business Days prior to the Initial Draw Date, with any transfer taxes payable in connection with the transfer of such notes to DISH Parent or its designee duly paid by the Issuers.

ARTICLE III

Representations and Warranties of the Parent and the Issuers

        The Parent and each Issuer, jointly and severally, represent and warrant to the Purchaser that:

        Section 3.01    Parent SEC Documents.     The Parent has filed with the SEC all statements, reports, schedules, forms, amendments, supplements and other documents required to be filed by the Parent with the SEC since January 1, 2011, and all amendments thereto, together with all certifications required pursuant to the Sarbanes Oxley Act of 2002 (these documents, and together with all information incorporated by reference therein and exhibits thereto, the "Parent SEC Documents"). None of the Parent's Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (a) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and the applicable rules and regulations of the SEC thereunder; and (b) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no unresolved comments issued by the staff of the SEC in comment letters with respect to any of the Parent SEC Documents.

        Section 3.02    Financial Statements.     The financial statements and the related notes included or incorporated by reference in the Parent SEC Documents present fairly in all material respects the financial position of the Parent and its Subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods covered thereby; the other financial information included or incorporated by reference in the Parent SEC Documents has been derived from the accounting records of the Parent and its Subsidiaries and presents fairly the information shown thereby.

        Section 3.03    No Material Adverse Change.     Since December 31 2012, there has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition (financial or otherwise), earnings, business or properties of the Parent and its Subsidiaries (including the Issuers), taken as a whole, whether or not arising from transactions in the ordinary course of business.

        Section 3.04    Organization and Good Standing.     The Parent and each of its Subsidiaries (including the Issuers) have been duly organized and are validly existing and in good standing under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified, in good standing or have such power or authority would not, individually or in the aggregate, be reasonably expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Parent and its Subsidiaries (including the Issuers), taken as a whole, or on the performance by the Parent, the Issuers or the Guarantors of their respective obligations under the applicable Note Documents (a "Material Adverse Effect").

        Section 3.05    Capitalization.     All the outstanding shares of capital stock of the Parent have been duly and validly authorized and issued and are fully paid and non-assessable and, except in respect of the Company Equityholders' Agreement, are not subject to any pre-emptive or similar rights. All the outstanding shares of capital stock or other equity interests of each Subsidiary have been duly and validly authorized and issued, are fully paid and non-assessable (if such Subsidiary is a corporation) and are owned directly or indirectly by the Parent, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer (other than transfer restrictions imposed under applicable securities laws) or any other claim of any third party, except as otherwise described in the Parent SEC Documents.

        Section 3.06    Due Authorization.     The Parent, each Issuer and each Guarantor has full power and authority to execute and deliver this Agreement and the other Note Documents to which it is a party and to perform its respective obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of each of this Agreement and the other Note Documents and the consummation of the transactions contemplated hereby and thereby has been duly and validly taken.

        Section 3.07    Due Execution.     This Agreement has been duly executed and delivered by the Parent and each Issuer and constitutes a valid and legally binding obligation of the Parent and each Issuer, enforceable against the Parent and each Issuer in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, fraudulent conveyance, reorganization, moratorium, insolvency or similar laws affecting the enforcement of creditors' rights generally or by equitable principles (whether considered in a proceeding in equity or law) relating to enforceability (collectively, the "Enforceability Exceptions").

        Section 3.08    The Indentures.     When duly executed and delivered in accordance with its terms by the Issuers and the Guarantors, and when duly executed and delivered in accordance with its terms by each of the other parties thereto, the Indentures will constitute valid and legally binding agreements of each Issuer and each Guarantor, enforceable against each Issuer and each Guarantor in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions; and on the Initial Draw Date, the Indentures will conform in all material respects to the requirements of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and the rules and regulations of the SEC applicable to an indenture that is qualified thereunder.

        Section 3.09    The Notes and the Guarantees.     When duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, the Notes will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of each Issuer enforceable against each Issuer in accordance with their terms, except as enforceability may be limited by the Enforceability Exceptions, and will be entitled to the benefits of the Indentures; and, when the Notes have been duly executed, authenticated, issued and delivered as provided in the Indentures and paid for as provided herein, each Guarantee will be a valid and legally binding obligation of the applicable Guarantor, enforceable against such Guarantor in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions, and will be entitled to the benefits of the Indentures.

        Section 3.10    Stock Delivery Agreement.     When executed and delivered in accordance with its terms by the Parent and the Issuers, the Stock Delivery Agreement will constitute a valid and legally binding agreement of the Parent and each Issuer, enforceable against the Parent and each Issuer in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

        Section 3.11    Registration Rights Agreement.     When executed and delivered in accordance with its terms by the Parent, the Issuers and the Guarantors, and when duly executed and delivered in accordance with its terms by each of the other parties thereto, the Registration Rights Agreement will constitute a valid and legally binding agreement of the Parent, each Issuer and each Guarantor, enforceable against the Parent, each Issuer and each Guarantor in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

        Section 3.12    No Violation or Default.     Neither the Parent nor any of its Subsidiaries is (a) in violation of its charter or by-laws or similar organizational documents, (b) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any Contract to which the Parent or any of its Subsidiaries is a party or by which the Parent or any of its Subsidiaries is bound or to which any of the property or assets of the Parent or any of its Subsidiaries is subject, or (c) in violation of any law, statute or Order, except, in the case of clauses (b) and (c) above, for any such default or violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

        Section 3.13    No Conflicts.     The execution, delivery and performance by the Parent, the Issuers and the Guarantors of the Note Documents, as applicable, the issuance and sale of the Securities and compliance by the Parent, the Issuers and the Guarantors with the terms thereof and the consummation of the transactions contemplated hereby and by the other Note Documents will not (a) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Parent or any of its Subsidiaries pursuant to any Contract to which the Parent or any of its Subsidiaries is a party or by which the Parent or any of its Subsidiaries is bound or to which any of the property or assets of the Parent or any of its Subsidiaries is subject, (b) conflict with or result in any breach of the certificate of incorporation or bylaws or similar organizational documents of the Parent or any of its Subsidiaries, or (c) assuming the approvals and authorizations contemplated by Section 3.14 have been obtained, conflict with or result in a violation by the Parent, the Issuers or the Guarantors of any Legal Requirement or Order to which any of them may be subject, except, in the case of clauses (a) and (c) above, for any such conflict, breach, violation, lien, charge, encumbrance or default that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

        Section 3.14    No Consents Required.     None of the Parent, any Issuer or any Guarantor is required to make any filing with or give any notice to, or to obtain any approval, consent, ratification, permission, waiver or authorization from, any Governmental Body in connection with the execution, delivery or performance of any of the Note Documents, including the issuance and sale of the Securities (including the Guarantees), and the compliance by the Parent, the Issuers and the Guarantors with the terms thereof, except for (a) such filings as may be required under the Communications Act, and (b) such filings as may be required under any state securities laws.

        Section 3.15    Legal Proceedings.     Except as described in the Parent SEC Documents, there are no legal or governmental or regulatory investigations, actions, suits or proceedings pending to which the Parent or any of its Subsidiaries is a party or to which any property of the Parent or any of its Subsidiaries is the subject that, individually or in the aggregate, if determined adversely to the Parent or any of its Subsidiaries, would reasonably be expected to have a Material Adverse Effect; and to the knowledge of the Parent and each Issuer, no such investigations, actions, suits or proceedings are threatened or contemplated by any governmental or regulatory authority or threatened by others.

        Section 3.16    Independent Accountant.     Deloitte & Touche, LLP, who have certified certain financial statements of the Parent and its Subsidiaries contained in the Parent SEC Documents, is an independent public accountant with respect to the Parent and its Subsidiaries within the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) and as required by the Securities Act.

        Section 3.17    Title to Real and Personal Property.     Except as described in the Parent SEC Documents, the Parent and its Subsidiaries have good and marketable title in fee simple to, or have valid interest and rights to use, all items of real and personal property that are material to the respective businesses of the Parent and its Subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The assets and properties owned, leased or otherwise used by the Parent and its Subsidiaries are in good repair, working order and condition (reasonable wear and tear excepted), except in such cases as their use does not so require or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

        Section 3.18    Title to Intellectual Property.     Except as described in the Parent SEC Documents, to the knowledge of the Parent and each Issuer (a) the conduct of the business of the Parent and its Subsidiaries does not infringe, misappropriate, dilute or otherwise conflict with any intellectual property rights of others, except for those infringements, misappropriations, dilutions or conflicts that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (b) the Parent and its Subsidiaries have not received any written notice of any claim of infringement, misappropriation, dilution of, or conflict with, any such rights of others that if determined in a manner adverse to the Parent or any of its Subsidiaries, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (c) there is no infringement, misappropriation, dilution or other conflict with Parent Intellectual Property by any third party, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

        Section 3.19    Investment Company Act.     Neither the Parent nor any of the Guarantors is, and after giving effect to the issuance of Securities and the application of the proceeds thereof none of them will be, an "investment company" or any entity "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

        Section 3.20    Taxes.     Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Parent and its Subsidiaries have paid all federal, state, local and foreign taxes and filed all tax returns required to be paid or filed and, except as described in the Parent SEC Documents, there is no tax deficiency that has been, or could reasonably be expected to be, asserted against the Parent or any of its Subsidiaries or any of their respective properties or assets (except for such taxes that are not delinquent or that are being contested in good faith and by proper proceedings and against which adequate reserves are being maintained in accordance with generally accepted accounting principles).

        Section 3.21    Licenses and Permits.     Except with respect to the FCC Licenses, the State Licenses and the Underlying Licenses, the Parent and its Subsidiaries possess all Licenses issued by, and have made all declarations and filings with, the appropriate Governmental Body that are necessary for the ownership, lease and operation of their respective properties or the conduct of their respective businesses, except where the failure to possess or make the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and neither the Parent nor any of its Subsidiaries has received notice of any revocation modification of any such License or has any reason to believe that any such License will not be renewed in the ordinary course.

        Section 3.22    No Labor Disputes.     Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) no labor disturbance by or dispute with employees of the Parent or any of its Subsidiaries exists or, to the knowledge of the Parent and each Issuer, is contemplated or threatened, and (b) none of the Parent or any Issuer is aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of the Parent or any of Parent's Subsidiaries' principal suppliers, contractors or customers.

        Section 3.23    Compliance With Environmental Laws.     Except as described in the Parent SEC Documents, (a) the Parent and its Subsidiaries (i) are, and at all prior times were, in compliance with any and all applicable federal, state, local and foreign laws, rules, regulations, requirements, decisions and orders relating to the protection of worker or public health or safety, the environment, natural resources, hazardous or toxic substances or wastes, or pollutants or contaminants, including without limitation petroleum and other products (collectively, "Environmental Laws"), (ii) have received and are in compliance with all Licenses or approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (iii) have not received written notice of any actual or potential liability under or relating to any Environmental Laws, including for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, or pollutants or contaminants, including without limitation petroleum and other products, that would with respect to clause (i), (ii) or (iii), individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, and have no knowledge of any event or condition that would reasonably be expected to result in any such notice, and (b) there are no costs or liabilities associated with Environmental Laws of or relating to the Parent or its Subsidiaries, except for any such cost or liability as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (c) (i) there are no proceedings that are pending, or that are known to be contemplated, against the Parent or any of its Subsidiaries under any Environmental Laws in which a Governmental Body is also a party, other than such proceedings which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) the Parent and its Subsidiaries are not aware of any issues regarding compliance with Environmental Laws, or liabilities or other obligations under Environmental Laws or concerning hazardous or toxic substances or wastes or pollutants or contaminants, including without limitation petroleum and other products, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (iii) none of the Parent and its Subsidiaries anticipates material capital expenditures relating to any Environmental Laws that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

        Section 3.24    Compliance With ERISA.     (a) Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that is or, in the past six years has been, maintained, administered or contributed to by the Parent or any member of its "Controlled Group" (defined as any organization which is a member of a controlled group of corporations within the meaning of Section 414 of the Internal Revenue Code of 1986, as amended (the "Code")) for employees or former employees of the Parent or any member of its Controlled Group (each, a "Plan") has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code, except where any noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (b) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan (excluding transactions effected pursuant to a statutory or administrative exemption), except where any such transaction would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (c) for each Plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no failure to meet the minimum funding standard under Section 412 of the Code or Section 302 or ERISA, whether or not waived, has occurred or is reasonably expected to occur and, with respect to any such Plan, all minimum required contributions determined under Section 430 of the Code have been timely made; (d) the fair market value of the assets of each Plan, which is subject to Section 412 of the Code or Section 302 of ERISA, exceeds the present value of all benefits accrued under such Plan (determined based on those assumptions used to fund such Plan), except where any funding deficiency or the amount by which benefits accrued exceed the fair market value of assets would not, individually or in the aggregate, reasonably be expected to have a Material Adverse

Effect; (e) no "reportable event" (within the meaning of Section 4043(c) of ERISA) has occurred or is reasonably expected to occur (other than an event for which the 30-day notice period is waived by regulation); and (f) neither the Parent nor any member of its Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than administrative expenses, contributions to the Plan or premiums to the PBGC, each in the ordinary course and without default) in respect of a Plan (including a "multiemployer plan", within the meaning of Section 4001(a)(3) of ERISA) in an amount that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

        Section 3.25    Disclosure Controls.     The Parent and its Subsidiaries maintain an effective system of "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Parent in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Parent's management as appropriate to allow timely decisions regarding required disclosure. The Parent and its Subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 under the Exchange Act.

        Section 3.26    Accounting Controls.     The Parent and its Subsidiaries maintain systems of "internal control over financial reporting" (as defined in Rule 13a-15(f) under the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Parent and its Subsidiaries maintain internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management's general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (c) access to assets is permitted only in accordance with management's general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. There are no material weaknesses or significant deficiencies in the Parent's internal controls.

        Section 3.27    Insurance.     The Parent and its Subsidiaries have insurance covering their respective properties, operations, personnel and businesses, including business interruption insurance, which insurance is in amounts and insures against such losses and risks as the Parent's management reasonably believes are adequate to protect the Parent and its Subsidiaries and their respective businesses; and neither the Parent nor any of its Subsidiaries has (a) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (b) any reason to believe that it will not be able to renew its existing insurance coverage when such coverage expires or to obtain similar coverage at a reasonable cost from similar insurers, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

        Section 3.28    No Unlawful Payments.     Neither the Parent nor any of its Subsidiaries nor, to the knowledge of the Parent and each Issuer, any director, officer, agent, employee or other person associated with or acting on behalf of the Parent or any of its Subsidiaries has (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (c) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977; or (d) made any bribe, rebate, payoff, influence payment, kick-back or other unlawful payment.

        Section 3.29    Compliance with Money Laundering Laws.     The operations of the Parent and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or Governmental Body or any arbitrator involving the Parent or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of Parent or any Issuer, threatened.

        Section 3.30    Compliance with OFAC.     Neither the Parent nor any of its Subsidiaries nor, to the knowledge of the Parent and each Issuer, any director, officer, agent, employee or affiliate of the Parent or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Asset Control of the U.S. Department of the Treasury ("OFAC"); and the Issuers will not directly or indirectly use the proceeds of the offering of the Notes hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

        Section 3.31    No Restrictions on Subsidiaries.     No Subsidiary of the Parent is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends or from making any other distribution on such Subsidiary's capital stock or membership interests, from repaying to the Parent, any Issuer or any Guarantor any loans or advances to such Subsidiary from the Parent, any Issuer or any Guarantor or from transferring any of such Subsidiary's properties or assets to the Parent, any Issuer or any Guarantor or any other Subsidiary of the Parent.

        Section 3.32    No Integration.     None of the Parent, any Issuer or any of their respective Affiliates has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) that is or will be integrated with the sale of the Securities in a manner that would require registration of the Securities under the Securities Act.

        Section 3.33    No General Solicitation.     None of the Parent, any Issuer or any of their respective Affiliates or any other person acting on its or their behalf has solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D under the Securities Act or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act.

        Section 3.34    Securities Law Exemptions.     Assuming the accuracy of the representations and warranties of the Purchaser contained in Article IV of this Agreement, it is not necessary, in connection with the issuance and sale of the Securities to the Purchaser, to register the Securities under the Securities Act or to qualify the Indentures under the Trust Indenture Act.

        Section 3.35    Sarbanes-Oxley Act.     There is and has been no failure on the part of the Parent, any of its Subsidiaries or any of their respective directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

        Section 3.36    FCC Licenses and Underlying Licenses and Spectrum Leases.

          (a)   The business of the Parent and its Subsidiaries is being conducted in compliance with applicable requirements under the Communications Act and the regulations issued thereunder and all relevant rules, regulations and published policies of the FCC (collectively, the "Telecommunications Laws"), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All Licenses issued by the FCC required for the operations of the Parent and its Subsidiaries, including the Spectrum Entities, are in full force and effect. Except for certain license renewal filings made by the Parent in the ordinary course, there are no pending modifications or amendments to any FCC Licenses or State Licenses or, to the best of the Parent's and each Issuer's knowledge, to any license granted by the FCC to the lessor to the Spectrum Entities under a Spectrum Lease (the "Underlying Licenses"), or any revocation proceedings pending with respect to any of such FCC Licenses or State Licenses, or, to the best of the Parent's and each Issuer's knowledge, to any of such Underlying Licenses, in each case, which, if implemented or adversely decided, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No event has occurred with respect to such FCC Licenses or State Licenses, or to the best of the Parent's and each Issuer's knowledge, the Underlying Licenses, which, with the giving of notice or the lapse of time or both, would constitute grounds for revocation of any of the FCC Licenses or State Licenses, or the Underlying Licenses, respectively, other than the expiration of such FCC Licenses or State Licenses, or such Underlying Licenses, respectively, in accordance with their terms. Except as described in the Parent SEC Documents, there is no condition, event or occurrence existing, nor, to the best of the Parent's and each Issuer's knowledge, any proceeding being conducted or threatened by any Governmental Body which would reasonably be expected to cause the termination, suspension, cancellation or nonrenewal of any of the FCC Licenses or State Licenses, or, to the best of the Parent's and each Issuer's knowledge, the Underlying Licenses, or the imposition of any penalty or fine by any Governmental Body with respect to any of the FCC Licenses or State Licenses, or, to the best of the Parent's and each Issuer's knowledge, the Underlying Licenses, on the Parent or its Subsidiaries, in each case which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

          (b)   No consent, approval, authorization, order or waiver of, or filing with, the FCC is required under the Telecommunications Laws to be obtained or made by the Parent or any of its Subsidiaries for the issuance and sale of the Securities or the Exchange Securities, or the execution, delivery and performance of this Agreement or the other Note Documents or the transactions contemplated herein and therein.

          (c)   The execution, delivery and performance by the Parent, the Issuers and the Guarantors of this Agreement and the other Note Documents do not and will not violate any of the terms or provisions of, or constitute a default under, any of the Telecommunications Laws.

          (d)   The Parent and its Subsidiaries each have filed with the FCC all necessary reports, documents, instruments, information and applications required to be filed pursuant to the Telecommunications Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

          (e)   The issuance and sale of the Securities and the Exchange Securities and the compliance by the Parent with this Agreement and the consummation of the transactions herein contemplated will not result in a transfer of control of the Parent within the meaning of the Telecommunications Laws and the rules and policies of the FCC.

          (f)    The Parent and each of its Subsidiaries, including the Spectrum Entities, are legally qualified to hold the FCC Licenses or State Licenses held by such entities.

          (g)   Except as described in the Parent SEC Documents, there is no (i) outstanding Order that has been issued by the FCC against the Parent or any of its Subsidiaries or with respect to the FCC Licenses or State Licenses, or (ii) notice of violation, order to show cause, complaint, investigation or other administrative or judicial proceeding pending or, to the best of the Parent's and each Issuer's knowledge, threatened by or before the FCC against the Parent, any of its Subsidiaries, the FCC Licenses or State Licenses or, to the best of the Parent's and each Issuer's knowledge, any Underlying Licenses, that, assuming an unfavorable decision, ruling or finding, in the case of each of (i) or (ii) above, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

          (h)   All fees required by the FCC in connection with the FCC Licenses, State Licenses and Underlying Licenses, including any and all down payments or installment payments required by FCC rules to be paid, have been timely and fully paid.

          (i)    (i) With respect to spectrum rights in the form of an FCC License, a Spectrum Entity holds the FCC License and the FCC License is currently effective in accordance with its terms and authorizes the present use of the entire portion of the radiofrequency specified in such FCC License, and (ii) to the knowledge of the Parent and each Issuer, with respect to spectrum rights in the form of a Spectrum Lease: (x) the lessor under the Spectrum Lease (or, in the case of a sublease, the sublessor's lessor) is the authorized holder of an FCC License that is currently effective in accordance with its terms and authorizes the present use of the entire portion of the radiofrequency specified in such FCC License throughout the entirety of the Geographic Service Area specified in such FCC License without any further authorization from the FCC, except to the extent that a change in FCC rules or policies affects the ability of a Spectrum Entity to use the entire portion of the radiofrequency specified in such Spectrum Lease; (y) the Geographic Service Area and the portion of the radiofrequency spectrum authorized for use by the lessor in the FCC License held by the lessor includes the entirety of both the Geographic Service Area and the portion of the radiofrequency spectrum specified in the Spectrum Lease; and the FCC License permits the lessor to lease and the Spectrum Lease validly leases to the Spectrum Entity that is a party thereto the entire portion of the radiofrequency spectrum specified in the Spectrum Lease throughout the entire Geographic Service Area specified in such Spectrum Lease for use by such Spectrum Entity in its business, except to the extent that a change in FCC rules or policies affects the ability of a Spectrum Entity to use the entire portion of the radiofrequency specified in such Spectrum Lease; and (z) either (A) the Spectrum Lease is of a type and category that requires FCC approval to be valid and has currently effective FCC approval, or (B) the Spectrum Lease is not of a type and category that requires FCC approval.

          (j)    The Parent and each of its Subsidiaries possess such valid and current Licenses issued by the FCC as necessary to conduct their respective businesses as currently conducted, and neither the Parent nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such License which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to have a Material Adverse Effect.

ARTICLE IV

Representations and Warranties of the Purchaser

        The Purchaser represents and warrants to the Issuers that:

        Section 4.01    Agreement.     The Purchaser has full power and authority to execute and deliver this Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

        Section 4.02    Governmental Approvals; No Conflicts.

          (a)   The execution, delivery and performance of this Agreement by the Purchaser will not (i) conflict with or result in any breach of the certificate of incorporation or bylaws or similar organizational documents of the Purchaser, or (ii) assuming the approvals and authorizations contemplated by Section 4.02(b) have been obtained, conflict with or result in a violation by the Purchaser of any Legal Requirement or Order to which the Purchaser is subject, except for any violation that will not prevent or materially impede or delay the consummation of the transactions hereunder by the Purchaser.

          (b)   The Purchaser is not required to make any filing with or give any notice to, or to obtain any approval, consent, ratification, permission, waiver or authorization from any Governmental Body in connection with the execution, delivery or performance of this Agreement, except for (a) such filings as may be required under the Communications Act and (b) such filings as may be required under any state securities laws.

        Section 4.03    Purchase Entirely for Own Account.     This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Issuers, which by the Purchaser's execution of this Agreement the Purchaser hereby confirms, that the Securities to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. The Purchaser further represents and warrants that it (a) will not sell, transfer or otherwise dispose of the Securities or the Exchange Securities except in a transaction exempt from or not subject to the registration requirements of the Securities Act or pursuant to an effective registration statement under the Securities Act, and (b) was given the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information which the Issuers possess or can acquire without unreasonable effort or expense.

        Section 4.04    Restricted Securities.     The Purchaser understands that neither the Securities nor the Exchange Securities have been, and will not be, except to the extent contemplated in the Registration Rights Agreement, registered under the Securities Act. The Purchaser understands that the Securities and the Exchange Securities, if any, are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Securities and the Exchange Securities, if any, indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser further understands that the Securities and the Exchange Securities, if any, and any securities issued in respect thereof or exchange therefor, will be subject to restrictions on transfer set forth in the Primary Indenture and will bear a legend setting forth such restrictions on transfer. The Purchaser acknowledges that neither the Parent nor the Company has any obligation to register or qualify the Securities or the Exchange Securities, as applicable, for resale except as set forth in the Registration Rights Agreement.

        Section 4.05    No Solicitation.     The Purchaser has not solicited offers for, or offered or sold, and will not solicit offers for, or offer or sell, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D under the Securities Act or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act.

ARTICLE V

Conditions to the Purchaser's Obligations

        Section 5.01    Effective Date.     The obligations of the Purchaser hereunder shall not become effective until the date (the "Effective Date") on which each of the following conditions is satisfied (unless otherwise waived by the Purchaser):

          (a)   The Purchaser shall have received from the Parent and each Issuer a counterpart of this Agreement signed on behalf of such party.

          (b)   The Purchaser shall have received a certificate, dated as of the Effective Date and signed by an executive officer of the Parent and each Issuer, stating that the representations and warranties of the Parent and the Issuers contained in this Agreement, if specifically qualified by materiality, Material Adverse Effect or other similar materiality qualifiers, shall be true and correct as of the Effective Date as if made on and as of the Effective Date (other than any representation and warranty that expressly relates to a prior date, in which case such representation and warranty shall be true and correct as of such earlier date) and, if not so qualified, shall be true and correct in all material respects as of the Effective Date as if made on and as of the Effective Date (other than any representation and warranty that expressly relates to a prior date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date).

          (c)   The Purchaser shall have received such documents and certificates as the Purchaser may reasonably request relating to the organization, existence and good standing of the Parent, the Issuers and the Guarantors and the authorization of the transactions hereunder, all in form and substance reasonably satisfactory to the Purchaser.

        Section 5.02    Note Issuance.     The obligation of the Purchaser to purchase and pay for Notes on a Draw Date is subject to the satisfaction of the following conditions (unless otherwise waived by the Purchaser):

          (a)   The Purchaser shall have received the applicable Draw Notice in accordance with the provisions set forth in Section 2.02.

          (b)   The Parent and the Issuers shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Parent and the Issuers at or before such Draw Date, except to the extent that such failure to perform or comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; after giving effect to the issuance and sale of such Notes, no Default or Event of Default shall have occurred and be continuing under the Primary Indenture or the Secondary Indenture, as applicable.

          (c)   The Exchange Securities issuable upon exchange of such Exchangeable Notes to be issued on such Draw Date shall have been duly authorized and reserved and, when issued upon exchange of such Notes in accordance with the terms of the Primary Indenture, shall be validly issued, and, in the case of the Common Stock, fully paid and non-assessable.

          (d)   The Purchaser shall have received a certificate, dated such Draw Date and signed by an executive officer of the Parent and each Issuer, as to the matters set forth in clauses (b) and (c) of this Section 5.02.

          (e)   All authorizations, approvals or permits, if any, of any Governmental Body or regulatory body of the United States or of any state that are required in connection with and prior to the lawful issuance and sale of such Notes (including the related Guarantees) shall have been obtained and effective as of such Draw Date (it being understood that this condition shall not apply to the Communications Act, the rules and regulations of the FCC, and applicable state and public utility law).

          (f)    The Purchaser shall have received the written opinion of Kirkland & Ellis LLP, special New York counsel for the Parent, the Issuers and the Guarantors, substantially in the form of Exhibit A, dated as of such Draw Date.

          (g)   The Primary Indenture, in the form attached hereto as Exhibit B, and, if Non-Exchangeable Notes are to be issued, the Secondary Indenture, in the form attached hereto as Exhibit C, shall have been duly executed and delivered by the Issuers and the Guarantors and shall be in full force and effect.

          (h)   The Registration Rights Agreement, in the form attached hereto as Exhibit D, shall have been duly executed and delivered by the Parent, the Issuers and the Guarantors and shall be in full force and effect.

          (i)    The Stock Delivery Agreement, in the form attached hereto as Exhibit E, shall have been duly executed and delivered by the Parent and the Issuers and shall be in full force and effect.

          (j)    All corporate and other proceedings in connection with the transactions hereunder shall have been taken, and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Purchaser, and the Purchaser shall have received all copies of such documents as it may reasonably request; provided, that this clause shall be a condition to the Purchaser's obligations hereunder if, and only if, the Purchaser shall have provided on a timely basis all approvals that may be necessary on its part in connection with the transactions hereunder.

          (k)   The Purchaser shall have received such documents and certificates as the Purchaser may reasonably request relating to the organization, existence and good standing of the Parent, the Issuers and the Guarantors and the authorization of the transactions hereunder, all in form and substance reasonably satisfactory to the Purchaser.

          (l)    The Common Stock issuable upon exchange of the Exchangeable Notes shall have been approved for listing on NASDAQ.

          (m)  The Issuers shall have provided the Purchaser with written instructions setting forth wire instructions for payment of the purchase price of the such Notes, including (a) the name and address of the transferee bank, (b) such transferee bank's ABA number and (c) the account name and number into which the purchase price for such Notes is to be deposited.

ARTICLE VI

Conditions to the Issuers' Obligations

        Section 6.01    Note Issuance.     The obligation of the Issuers to issue and sell Notes on a Draw Date is subject to the satisfaction of the following conditions (unless otherwise waived by the Issuers):

          (a)   The representations and warranties of the Purchaser contained in this Agreement shall have been true and correct in all material respects as of the Effective Date and shall be true and correct in all material respects as of such Draw Date as if made on and as of such Draw Date (other than any representation and warranty that expressly relates to a prior date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date).

          (b)   The Purchaser shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchaser at or before such Draw Date.

ARTICLE VII

Covenants

        Section 7.01    Covenants of the Parent.

          (a)   The Parent will reserve and keep available at all times, Common Stock for the purpose of enabling the Parent to satisfy its obligations to issue Common Stock upon the exchange of any issued and outstanding Notes.

          (b)   The Parent will use its commercially reasonable best efforts to cause the Common Stock issuable upon exchange of the Exchangeable Notes to be listed on NASDAQ.

          (c)   If necessary to comply with subsection (a) of this section 7.01 and/or the listing requirements of NASDAQ, the Parent will use its reasonable best efforts to seek to obtain the written consent of stockholders of the Parent for the purpose of obtaining the approval of the Required Parent Stockholder Approvals.

          (d)   The Parent shall use its commercially reasonable efforts to obtain from each applicable stockholder of Parent a waiver of such stockholder's Pre-Emptive Rights as promptly as practicable. In the event that such waivers are not obtained, the Parent shall as promptly as practicable comply with the terms of the Company Equityholders' Agreement with respect to the stockholders' Pre-Emptive Rights to subscribe to the Exchangeable Notes. Promptly following receipt of confirmation from a stockholder of Parent by Parent that such stockholder chooses to exercise its Pre-Emptive Rights to subscribe to the Exchangeable Notes in accordance with the procedures set forth in Section 3.5 of the Company Equityholders' Agreement. Promptly following such confirmation, such stockholder shall execute and deliver to Parent and Purchaser a Joinder Agreement substantially in the form attached hereto as Exhibit F, after which event such stockholder shall be deemed a New Purchaser for purposes of this Agreement and entitled to purchase that portion of the Exchangeable Notes that such stockholder is entitled to purchase. Purchaser's obligation to purchase the Exchangeable Notes shall be reduced by the amount of the Exchangeable Notes that such stockholders exercise their Pre-Emptive Rights to acquire, in accordance with Section 2.01 hereof, provided that on each Draw Date, Purchaser shall be entitled to acquire no less than the Minimum DISH Amount of Notes issued on such Draw Date.

        Section 7.02    Covenants of the Parent and the Issuers.

          (a)   The Parent and the Issuers will qualify the Securities and the Exchange Securities, as applicable, for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Purchaser shall reasonably request and will continue such qualifications in effect so long as required for the offering and resale of the Securities or the Exchange Securities; provided, that neither the Parent, any Issuer nor any Guarantor shall be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction, or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

          (b)   The Parent and the Issuers will use commercially reasonable efforts to arrange for any Common Stock issuable upon exchange of the Exchangeable Notes to be eligible for clearance and settlement through The Depository Trust Company.

          (c)   The Parent and the Issuers will promptly notify the Purchaser in writing of (i) any fact, circumstance, event or action the existence, occurrence or taking of which has resulted in any representation or warranty made by the Parent or the Issuers hereunder not being true and correct, (ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, and (iii) any notice or other communication from any Governmental Body in connection with the transactions contemplated by this Agreement.

          (d)   Without the prior written approval of the Purchaser and DISH Parent, the Parent and the Issuers shall not, and shall cause their respective Subsidiaries not to, incur any additional secured indebtedness during any period in which any of the Notes remain outstanding. The foregoing sentence shall not apply to the incurrence of secured indebtedness that serves to refund or refinance any existing secured indebtedness; provided, however, that to the extent such secured indebtedness refinances secured indebtedness subordinated or pari passu in right of payment to the Notes or any guarantee of the Notes, such secured indebtedness shall be subordinated or pari passu in right of payment to the Notes or such guarantee of the Notes at least to the same extent as the secured indebtedness being refinanced or refunded.

        Section 7.03    Covenants of the Parent, the Issuers and the Purchaser.     Each party will use its commercially reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents as may be required to be filed by such party with any Governmental Body with respect to this Agreement, the other Note Documents and the transactions contemplated hereby and thereby, including the issuance of the Securities and the exchange of the Exchangeable Notes for Exchange Securities, and to submit promptly any additional information requested by any such Governmental Body. The Parent, the Issuers and the Purchaser will respond as promptly as practicable to any inquiries or requests received for additional information or documentation, in each case as may be required in connection with this Agreement, the other Note Documents and the transactions contemplated hereby and thereby, including the issuance of the Securities and the exchange of the Notes for Exchange Securities. Further, the Parent, the Issuers and the Purchaser shall use commercially reasonable best efforts to satisfy any conditions to their respective obligations hereunder.

ARTICLE VIII

Termination

        Section 8.01    Termination.     This Agreement may be terminated:

          (a)   by mutual written consent of the Purchaser, the Parent and the Issuers at any time;

          (b)   by the Purchaser if after the execution and delivery of this Agreement the Parent or the Issuers shall fail to perform or comply with any of the covenants set forth in Article VII that are required to be performed or complied with by the Parent or the Issuers such that (if such breach occurred or was continuing as of a Draw Date) the conditions set forth in Section 5.02(b) would be incapable of fulfillment and which breach is incapable of being cured, or is not cured within 60 days following receipt of written notice of such breach; provided, that the Purchaser is not then in breach of this Agreement so as to cause a condition to such Draw Date set forth in Section 6.01 to be incapable of being satisfied; and

          (c)   by (i) Parent and the Issuers if any of the conditions set forth in Article VI shall have become incapable of fulfillment, and shall not have been waived by Parent and the Issuers, or (ii) the Purchaser if any of the conditions set forth in Article V shall have become incapable of fulfillment, and shall not have been waived by Purchaser; provided, that, in the case of this clause (c), the party seeking to terminate its obligation to effect the purchase or sale of the Notes shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement if such breach has resulted in the circumstances giving rise to such party's seeking to terminate its obligation to effect the purchase or sale of the Notes.

        Section 8.02    Effect of Termination.     In the event of the termination of this Agreement as provided in Section 8.01, this Agreement will be of no further force or effect; provided, however, that (i) this Section 8.02 will survive the termination of this Agreement and will remain in full force and effect, (ii) Article VII and Article IX will survive the termination of this Agreement and will remain in full force and effect if any Notes have been issued to the Purchaser in accordance with the terms of this Agreement, (iii) the termination of this Agreement will not relieve any party from any liability for any intentional or willful inaccuracy in or intentional or willful breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement, and (iv) no termination of this Agreement will in any way affect any of the parties' rights or obligations under the Transaction Agreement or any agreement other than this Agreement.

ARTICLE IX

Miscellaneous

        Section 9.01    Survival.     Unless otherwise set forth in this Agreement, the warranties, representations, covenants, and all other provisions contained in (or made pursuant to) this Agreement will survive the execution and delivery of this Agreement, any Draw Date and any exchange of Notes for Exchange Securities.

        Section 9.02    Waivers; Amendments.     Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Parent, the Issuers and the Purchaser.

        Section 9.03    Entire Agreement; Counterparts.     This Agreement and the other Note Documents constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which will be deemed an original and all of which will constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery will be sufficient to bind the parties to the terms of this Agreement.

        Section 9.04    Applicable Law; Jurisdiction; Waiver of Jury Trial.     This Agreement will be governed by, and construed in accordance with, the laws of the State of New York. In any action between any of the parties arising out of or relating to this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the jurisdiction and venue of the federal courts of the State of New York located in The City and County of New York or if such courts lack subject matter jurisdiction, the New York state courts located in The City and County of New York; and (b) each of the parties irrevocably waives the right to trial by jury.

        Section 9.05    Attorneys' Fees.     In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit will be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable out-of-pocket costs and expenses incurred in such action or suit.

        Section 9.06    Assignability; Third-Party Beneficiaries.     This Agreement will be binding upon, will be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that (i) the Parent and the Issuers may not assign or otherwise transfer any of their respective rights or obligations hereunder without the prior written consent of the Purchaser, and (ii) the Purchaser may not assign or otherwise transfer any of its rights or obligations hereunder, other than to an Affiliate of the Purchaser, without the prior written consent of the Issuers or the Parent (and in each case any attempted assignment or transfer without such consent will be null and void and of no effect). Nothing in this Agreement, express or implied, is intended to or will confer any right, benefit or remedy of any nature whatsoever upon any Person (other than the parties hereto).

        Section 9.07    Notices.     Each notice, request, demand or other communication under this Agreement will be in writing and will be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States, return receipt requested, then such communication will be deemed duly given and made upon receipt; (b) if sent by nationally recognized overnight air courier (such as DHL or Federal Express), then such communication will be deemed duly given and made two Business Days after being sent; (c) if sent by facsimile transmission before 5:00 p.m. (New York City time) on any Business Day, then such communication will be deemed duly given and made when receipt is confirmed (including by electronic confirmation of transmittal); (d) if sent by facsimile transmission on a day other than a Business Day and receipt is confirmed, or if sent after 5:00 p.m. (New York City time) on any Business Day and receipt is confirmed, then such communication will be deemed duly given and made on the Business Day following the date which receipt is confirmed (including by electronic confirmation of transmittal); and (e) if otherwise actually personally delivered to a duly authorized representative of the recipient, then such communication will be deemed duly given and made when delivered to such authorized representative; provided, that, in all cases, such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party will provide by like notice to the other parties to this Agreement:

        If to the Purchaser:

DISH Acquisition Holding Corporation
c/o DISH Network Corporation
9601 S. Meridian Blvd.
Englewood, CO 80112
Attention: General Counsel
Facsimile: (303) 723-1699

    With a copy (which shall not constitute notice) to

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention: Scott D. Miller
Facsimile: (212) 291-9101

        If to the Parent or the Issuers:

Clearwire Communications, LLC
1475 120th Avenue NE
Bellevue, Washington 98005
Attention: Broady Hodder
Facsimile: (425) 216-7776

    With a copy (which shall not constitute notice) to

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10023
Attention:  Joshua N. Korff
                    Christopher A. Kitchen
Facsimile: (212) 446-6460

        Section 9.08    Cooperation.     Each party will cooperate with each other and use, and will cause its Subsidiaries to use, its commercially reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things necessary, proper or advisable on its part under this Agreement and applicable Legal Requirements to satisfy the conditions to this Agreement set forth in Article V and Article VI.

        Section 9.09    Severability.     Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination will have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto will replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

        Section 9.10    Headings.     The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

[Signature Pages Follow]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CLEARWIRE CORPORATION
By:
Name:
Title:
CLEARWIRE COMMUNICATIONS, LLC
By:
Name:
Title:
CLEARWIRE FINANCE, INC.
By:
Name:
Title:
DISH ACQUISITION HOLDING CORPORATION
By:
Name:
Title:

Annex A

Form of Draw Notice

[                        ], 2013

DISH Acquisition Holding Corporation
9601 S. Meridian Blvd.
Englewood, CO 80112
Attention: General Counsel

Ladies and Gentlemen:

        This Draw Notice is delivered to you as of [                        ], 2013 pursuant to Section 2.02 of that certain Note Purchase Agreement, dated as of [                        ], 2013 (the "Note Purchase Agreement"), among Clearwire Corporation, a Delaware corporation, Clearwire Communications, LLC, a Delaware limited liability company (the "Company"), Clearwire Finance, Inc., a Delaware corporation (together with the Company, the "Issuers"), and DISH Acquisition Holding Corporation, a Delaware corporation (the "Purchaser"). Capitalized terms used herein without definition shall have the meanings assigned thereto in the Note Purchase Agreement.

        Pursuant to Section 2.02 of the Note Purchase Agreement, the Issuers hereby notify the Purchaser that the Issuers hereby agree to issue and sell to the Purchaser on [                        ], 2013 (the "Draw Date") $ [                        ] aggregate principal amount of Exchangeable Notes, for which the Issuers have reserved the Exchange Securities, in accordance with the terms of, and subject to the conditions set forth in, the Note Purchase Agreement.

        Pursuant to Section 2.02 of the Note Purchase Agreement, in the event this Draw Notice is being delivered at any time after the Initial Draw Date, the Issuers hereby notify the Purchaser that the Issuers hereby agree to issue and sell to the Purchaser on [                        ], 2013 (the "Draw Date") $[                        ] aggregate principal amount of Notes in accordance with the terms of, and subject to the conditions set forth in, the Note Purchase Agreement.

        The Issuers hereby request that the Purchaser wire $[                        ] (representing the purchase price for the Notes) to the account set forth below:

      [Bank Name]

[Bank Address]
ABA #:
Account Name:
Account Number:
Ref:

CLEARWIRE COMMUNICATIONS, LLC
By:
Name:
Title:
CLEARWIRE FINANCE, INC.
By:
Name:
Title:

Annex B

Spectrum Entities

Alda Wireless Holdings, LLC
American Telecasting Development, LLC
American Telecasting of Anchorage, LLC
American Telecasting of Bend, LLC
American Telecasting of Columbus, LLC
American Telecasting of Denver, LLC
American Telecasting of Fort Myers, LLC
American Telecasting of Ft. Collins, LLC
American Telecasting of Green Bay, LLC
American Telecasting of Lansing, LLC
American Telecasting of Lincoln, LLC
American Telecasting of Little Rock, LLC
American Telecasting of Louisville, LLC
American Telecasting of Medford, LLC
American Telecasting of Michiana, LLC
American Telecasting of Monterey, LLC
American Telecasting of Redding, LLC
American Telecasting of Santa Barbara, LLC
American Telecasting of Seattle, LLC
American Telecasting of Sheridan, LLC
American Telecasting of Yuba City, LLC
ATI of Santa Rosa, LLC
ATI Sub, LLC
ATL MDS, LLC
Bay Area Cablevision, LLC
Broadcast Cable, LLC
Clearwire Hawaii Partners Spectrum, LLC
Clearwire Spectrum Holdings II LLC
Clearwire Spectrum Holdings III LLC
Clearwire Spectrum Holdings LLC
Fixed Wireless Holdings, LLC
Fresno MMDS Associates, LLC
Imagine Communications Group Limited
Kennewick Licensing, LLC
MVS Net, S.A. de C.V.
NSAC, LLC
PCTV Gold II, LLC
PCTV of Salt Lake City, LLC
PCTV Sub, LLC
People's Choice TV of Albuquerque, LLC
People's Choice TV of Houston, LLC
People's Choice TV of St. Louis, LLC
SCC X, LLC
Speedchoice of Detroit, LLC
Speedchoice of Phoenix, LLC
Sprint (Bay Area), LLC
TDI Acquisition Sub, LLC
Transworld Telecom II, LLC
Wavepath Sub, LLC
WBS of America, LLC
WBS of Sacramento, LLC
WBSFP Licensing, LLC
WBSY Licensing, LLC
WCOF, LLC
Wireless Broadband Services of America, LLC

(3) Exhibit B, "Form of Investor Rights Agreement" to the Offer to Purchase is replaced in its entirety with the following:

EXHIBIT B

FORM OF
INVESTOR RIGHTS AGREEMENT
by and between
CLEARWIRE CORPORATION
and
DISH ACQUISITION HOLDING CORPORATION
Dated as of [    •    ], 2013

i

        THIS INVESTOR RIGHTS AGREEMENT (this "Agreement") is entered into as of [    •    ], 2013, by and between Clearwire Corporation, a Delaware corporation (the "Company"), and DISH Acquisition Holding Corporation, a Delaware corporation ("DISH").

WITNESSETH:

        WHEREAS, DISH has commenced a tender offer (the "DISH Offer") to purchase all of the outstanding shares of the Company's Class A Common Stock ("Shares"), par value $0.0001 per Share, that are issued and outstanding, at a price of $4.40 per Share in cash, without interest, less any applicable withholding taxes upon the terms and subject to the conditions set forth in the tender offer materials;

        WHEREAS, to satisfy a condition to the consummation of the DISH Offer, the Company is executing and delivering this Agreement; and

        WHEREAS, certain members of the Board have tendered resignations, which resignations are subject to the terms and conditions of this Agreement.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

        Capitalized terms used in this Agreement and not otherwise defined in this Agreement have the meanings specified in Exhibit A.

ARTICLE 2
CORPORATE GOVERNANCE

        2.1    Board Representation.

          (a)   At the closing of the DISH Offer, so long as DISH has a Percentage Interest of 10% or more, then DISH shall be entitled to nominate a number of Directors to the Company's Board that is equal to the greater of (i) three Directors, and (ii) a number of DISH Designees necessary to ensure that the number of DISH Designees appointed to the Board pursuant to this sentence would equal the product of (x) DISH's Percentage Interest following the payment for Shares accepted for payment in the DISH Offer, and (y) 13, rounded down to the nearest whole number. The Company will appoint the DISH Designees required by the immediately preceding sentence with effect as of the Effective Date. So long as DISH has not Transferred Shares as a result of which its Percentage Interest is less than 5%, the Company will nominate for election to the Board at each annual or special meeting of the stockholders of the Company at which Directors are to be elected, a number of DISH Designees necessary to ensure that the number of DISH Designees elected to the Board immediately thereafter would equal the product of (i) DISH's Percentage Interest determined 30 days prior to such stockholders' meeting and (ii) 13, rounded down to the nearest whole number. If DISH has been provided not less than 60 days' notice of the date of the relevant stockholders' meetings together with a request for a list of DISH Designees, DISH shall furnish a list of the DISH Designees to the Company not less than 40 days prior to such stockholders' meeting, provided that if no such list is furnished by DISH, DISH shall be deemed to have selected its existing DISH Designees then serving on the Board as the DISH Designees for purposes of such stockholders' meeting. In furtherance of this Section 2.1(a), the resignations of three directors from the Board as contemplated in the Recitals to this Agreement, shall be effective as of the Effective Date provided that DISH has a Percentage Interest of 10% or more at

1

  the Effective Date. The resignation of a fourth director from the Board as contemplated in the Recitals to this Agreement shall be effective as of the Effective Date in the event DISH then has a Percentage Interest which would entitle DISH to designate a fourth director pursuant to the first sentence of this Section 2.1(a).

          (b)   The DISH Designees shall be Independent Directors for so long as required pursuant to the Equityholders' Agreement.

          (c)   At each annual or special meeting of the stockholders of the Company at which Directors are to be elected, the Company will include in the slate of nominees recommended by the Board and in the Company's proxy statement or notice of such meeting all DISH Designees nominated by the Nominating Committee and will cause the election of each of those DISH Designees to the Board.

          (d)   If a vacancy is created at any time by the death, disability, retirement, resignation or removal (with or without cause) of any DISH Designee, the Company will fill such vacancy as soon as practicable by a new DISH Designee, who is nominated in the manner specified in this Section 2.1.

          (e)   Upon the written request of DISH, but only upon such written request, the Company will use its reasonable best efforts to take or cause to be taken all actions necessary to remove any DISH Designee designated by DISH for removal, and to appoint any replacement DISH Designee.

          (f)    The Company will compensate each DISH Designee who is not an employee of the Company or any of its Subsidiaries in the same manner and to the same extent as it compensates its other non-employee Directors and will reimburse each DISH Designee for reasonable out-of-pocket expenses incurred by such DISH Designee for the purpose of attending meetings of the Board or its committees to the same extent provided to other non-employee Directors.

          (g)   The Company will obtain and maintain directors' and officers' insurance that meets at least the terms and conditions set forth in Exhibit B. Prior to the occurrence of a Change of Control (disregarding, for purposes of this Section 2.1(g), the second parenthetical in clause (ii) of the definition of "Change of Control" under the Equityholders' Agreement) or any merger, consolidation or similar transaction in which the Company is not the surviving entity, the Company will require that any successor (whether by merger, operation of law or otherwise) to the Company assume the Company's obligations under this Section 2.1(g) for a period of at least six years, except that in no event will the successor to the Company be required to expend for that insurance more than an amount per year equal to 200% of the annual premiums paid by the Company as of the date of the Change of Control transaction. If, but for the immediately preceding sentence, the successor to the Company would be required to expend more than 200% of the then-current annual premiums, the successor to the Company would be required to obtain the maximum amount of that insurance obtainable by payment of annual premiums equal to 200% of the then-current annual premiums.

          (h)   Notwithstanding anything to the contrary in this Agreement, none of the Nominating Committee, the Company nor the Board of Directors shall be under any obligation to appoint, nominate or recommend any DISH Designee if such DISH Designee would not be an Independent Director (for so long as required pursuant to the Equityholders' Agreement) or would otherwise violate applicable Antitrust Laws, and in such case the Company shall provide DISH with a reasonable opportunity to designate a replacement for such DISH Designee.

        2.2    Nominating Committee.     So long as DISH has a right to designate members to the Board pursuant to Section 2.1, the Company will appoint to the Board's Nominating Committee ("Nominating Committee") a number of DISH Designees representing the lesser of (i) an equivalent proportion of DISH Designees represented on the Board and (ii) the number of seats available on the Nominating

2

Committee after giving effect to the provisions of the Equityholders' Agreement; provided that so long as DISH has a right to designate members to the Board pursuant to Section 2.1, at least one DISH Designee shall serve on the Board's Nominating Committee.

        2.3    Available Financial Information.

          (a)   So long as DISH has a right to designate members to the Board pursuant to Section 2.1, the Company will deliver, or cause to be delivered, the following information to DISH:

              (i)  as soon as available (and in any event within 90 days) after the end of each fiscal year of the Company (or the earlier date by which the information is required to be filed under the Exchange Act):

              (A)  (1) the annual financial statements required to be filed by the Company under the Exchange Act and a reasonably detailed comparison to the Company's business plan for that fiscal year as approved by the Board and certified by the principal financial or accounting officer of the Company, or (2) if the financial statements described in (1) are not required to be filed under the Exchange Act, an audited consolidated balance sheet of the Company and its Subsidiaries, in each case as of the end of the fiscal year, and audited consolidated statements of income, retained earnings and cash flows of the Company and its Subsidiaries for that year, in each case prepared in accordance with GAAP and setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and accompanied by the opinion of independent public accountants of recognized national standing selected by the Company, and a reasonably detailed comparison to the Company's business plan for that year as approved by the Board and certified by the principal financial or accounting officer of the Company; and

              (B)  with respect to the LLC, an audited consolidated balance sheet of the LLC and its Subsidiaries, in each case as of the end of the fiscal year, and audited consolidated statements of income, retained earnings and cash flows of the LLC and its Subsidiaries for that year, in each case prepared in accordance with GAAP and setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and accompanied by the opinion of independent public accountants of recognized national standing selected by the LLC;

             (ii)  as soon as available after the end of the first, second and third quarterly accounting periods in each fiscal year of the Company and in any event within 45 days (or the earlier date by which the information is required to be filed under the Exchange Act):

              (A)  (1) the quarterly financial statements required to be filed by the Company under the Exchange Act and a reasonably detailed comparison to the Company's business plan for the current fiscal year to date as approved by the Board and certified by the principal financial or accounting officer of the Company, or (2) if the financial statements described in (1) are not required to be filed under the Exchange Act, a consolidated balance sheet of the Company and its Subsidiaries, in each case as of the end of each quarterly period, and consolidated statements of income, retained earnings and cash flows of the Company and its Subsidiaries, in each case for that period and for the current fiscal year to date, in each case prepared in accordance with GAAP (subject to normal year-end audit adjustments) and setting forth in comparative form the figures for the corresponding periods of the previous fiscal year and a reasonably detailed comparison to the Company's business plan then in effect as approved by the Board and certified by the principal financial or accounting officer of the Company in reasonable detail and certified by the principal financial or accounting officer of the Company; and

3

              (B)  with respect to the LLC, a consolidated balance sheet of the LLC and its Subsidiaries, in each case as of the end of each quarterly period, and consolidated statements of income, retained earnings and cash flows of the LLC and its Subsidiaries, in each case for that period and for the current fiscal year to date, in each case prepared in accordance with GAAP (subject to normal year-end audit adjustments) and setting forth in comparative form the figures for the corresponding periods of the previous fiscal year certified by the principal financial or accounting officer of the LLC;

            (iii)  as soon as available and in any event within 45 days after the end of each fiscal quarter:

              (A)  a consolidated balance sheet and income statement with budget variances;

              (B)  consolidated "key metrics" with budget variances, including gross adds, net adds, churn, ARPU, CPGA and sites on air; and

              (C)  a summary of capital expenditures with budget variances, provided, however, that the Company may exclude market- specific information from any such reports; and

            (iv)  as soon as available, an annual operating budget (with variance analysis) and strategic plan of the Company and the LLC for the following fiscal year as approved by the Board.

          (b)   The Company covenants and agrees to deliver to DISH, in each case with reasonable promptness, any other information, including data and reports made available to any lender of the Company or any of its Subsidiaries under any credit agreement or otherwise, as from time to time may be reasonably requested by DISH.

          (c)   The Company will deliver, or cause to be delivered, to DISH any financial, operating or other business information that the Company delivers or otherwise makes available to Sprint (with the exception of any information solely for the use of Sprint as a customer of the Company, provided that information provided by the Company to DISH solely for the use of DISH as a customer of the Company shall not be provided by the Company to Sprint).

          (d)   The officers, employees, auditors and contract employees of DISH receiving or having access to information of the Company under this Section 2.3 will be limited to those officers, employees, auditors and contract employees of DISH with a need to know such information for the purpose of evaluating DISH's equity investment in the Company and the LLC, but, insofar as such information relates, in each case, to the Company's retail business, may not include any officer or employee that is directly responsible for the day-to-day operations of DISH that are competitive with the business of the Company and the LLC.

        2.4    Access.

          (a)   The Company will, and will cause its Subsidiaries, officers, directors and employees to:

              (i)  afford the officers, employees, auditors and contract employees of DISH and its Controlled Affiliates, during normal business hours and on reasonable notice, reasonable access to the Company's and its Subsidiaries' officers, employees, properties, offices, plants and other facilities and to all books and records; and

             (ii)  afford DISH the opportunity to discuss the Company's and its Subsidiaries' affairs, finances and accounts with the Company's and its Subsidiaries' officers from time to time as DISH may reasonably request, in each event, only to the extent necessary or reasonably appropriate to accomplish the reasonable purpose of the proposed inspection. If, following such discussion, DISH determines that it needs

4

  further financial information of the Company and its Subsidiaries, then DISH will provide a written request of the same to the chief financial officer of the Company including a description of the type of information needed from the auditors. The chief financial officer of the Company will promptly make the request of the Company's auditors to discuss the requested issues with DISH.

          (b)   The officers, employees, auditors and contract employees of DISH or its Controlled Affiliates having access rights under this Section 2.4 will be limited to those officers, employees, auditors and contract employees of DISH and its Controlled Affiliates with a need to have the above-described access rights for the purpose of evaluating DISH's equity investment in the Company and the LLC, but, insofar as such access rights provide access to information that relates, in each case, to the Company's retail business, may not include any officer or employee that is directly responsible for the day-to-day operations of DISH that are competitive with the business of the Company and the LLC.

        2.5    Approvals by DISH.     In addition to any other actions or approvals required under this Agreement, Law, the Operating Agreement, the Charter or the Bylaws, the following actions (including the entry into any agreement, contract or commitment to take any such action) will require the prior consent of DISH:

          (a)   any amendment to the Bylaws, the Charter, the Operating Agreement or the Equityholders' Agreement, and the equivalent documents for the LLC, in each case to the extent such amendment adversely affects DISH;

          (b)   termination of the Operating Agreement or the Equityholders' Agreement;

          (c)   any Related Party Transaction, except for Related Party Transactions approved by the Audit Committee and, if larger than $20 million, supported by a written fairness opinion from a nationally recognized investment banking firm;

          (d)   any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving the Company or the LLC or any issuance of capital stock of the Company or the LLC, in either case that constitutes a Change of Control of the Company or the LLC, or any sale or other disposition of all or more than 20% of the consolidated assets of the Company or of the LLC; and

          (e)   any Bankruptcy, liquidation, dissolution or winding up of the Company, the LLC or any material Subsidiary of the Company.

        2.6    Certain Undertakings.

          (a)   The Company will comply with the Equityholders' Agreement and shall not consent to any modification, amendment or termination of, or waiver of any rights of the Company or obligations of any Equityholder pursuant to, the Equityholders' Agreement, except that any Equityholder may waive (in writing) the benefit of any provision of the Equityholders' Agreement solely with respect to itself for any purpose. In addition, the Company shall take any and all steps necessary to enforce the Equityholders' Agreement in the event of any breach, whether actual, threatened or anticipated. For the avoidance of doubt, enforcement of the Equityholders' Agreement shall include diligently litigating a matter to final non-appealable judgment in cooperation with DISH. In the event that enforcement of the Equityholders' Agreement implicates any rights of DISH under this Agreement or any other Transaction Agreement, the Company shall consult with DISH with respect to any material decision in respect of the conduct of such litigation and shall not take any material action with respect thereto without DISH's prior written consent (which shall, other than with respect to any settlement of any such litigation, not be unreasonably withheld).

5

          (b)   If any of the covenants or agreements in this Agreement are not performed by the Company in accordance with their terms, DISH will be entitled to seek any appropriate remedies, including specific performance and, if specific performance is unavailable or delayed, monetary damages for such failure.

        2.7    Subsidiary Governance.     If any Person other than an officer or employee of the Company or any of its Subsidiaries is a member of the board of directors (or equivalent governing body) of any Subsidiary of the Company, then, upon the request of DISH, so long as DISH has a right to designate members to the Board pursuant to Section 2.1, the board of directors (or equivalent governing body) of any or all of the Subsidiaries of the Company will be comprised in a manner such that the provisions of Section 2.1 will apply mutatis mutandis to each Subsidiary of the Company; provided that, in the case of any non-wholly-owned Subsidiaries of the Company, upon any such request, the Company will use its commercially reasonable efforts to replicate, to the extent practicable, the governance arrangements set forth in Section 2.1 with respect to any actions or decisions to be taken or made by the Company with respect to such Subsidiary.

        2.8    No Imputed Conflicts.     For the avoidance of doubt, the fact that DISH is "interested" with respect to any particular transaction or other matter will not, without more, render the DISH Designees "interested" or a "related party" with respect to such transaction or other matter or a "related party" of DISH. Notwithstanding the above, the Board may, in the exercise of its fiduciary duties and taking into account such factors as it may deem appropriate, determine that a Director that is an Affiliate or employee of DISH is "interested" with respect to a particular transaction or other matter in which DISH is a party.

ARTICLE 3
PREEMPTIVE RIGHTS

        3.1    Preemptive Rights.

          (a)   DISH will have the right to purchase its Preemptive Right Pro Rata Share (as defined below) of New Securities (as defined in Section 3.1(e)) that the Company may from time to time propose to issue. DISH's "Preemptive Right Pro Rata Share" will be, at any given time, that proportion, calculated before any proposed issuance of New Securities, that the voting power represented by the Voting Securities owned by DISH at that time bears to the total voting power represented by the Voting Securities issued and outstanding at that time.

          (b)   If the Company proposes to issue New Securities, it will give DISH a written notice (the "Notice of Issuance") of its intention to sell New Securities, setting forth the price, the identity of the proposed purchaser(s) (if known) and the principal terms on which the Company proposes to issue the New Securities. DISH will have 30 days from the date of receipt of any Notice of Issuance (the "Consideration Period") to elect to purchase a number of New Securities up to its Preemptive Right Pro Rata Share of New Securities (in each case calculated before the issuance and rounded to the nearest whole share), for the price and on the terms specified in the Notice of Issuance, by giving written notice to the Company stating the number of New Securities to be purchased.

          (c)   If the Company proposes to issue New Securities in a Public Offering, the following will apply:

              (i)  In lieu of sending a Notice of Issuance as provided in Section 3.1(b), at least ten Business Days prior to the printing of the "red herring" prospectus for the Public Offering, the Company will give written notice to DISH (a "Public Offering Notice") setting forth:

              (A)  the Company's then-current estimate of the number of shares of Common Stock the Company intends to offer;

6

              (B)  the anticipated per share range for the offering price;

              (C)  any other material terms on which the Company proposes to issue the New Securities; and

              (D)  the date on which the "red herring" prospectus is expected to be printed.

             (ii)  At least five Business Days prior to the date referred to in Section 3.1(c)(i)(D), DISH will deliver a binding notice to the Company stating whether and as to how many shares DISH will elect to purchase (up to its Preemptive Right Pro Rata Share rounded to the nearest whole share). If DISH fails to notify the Company by the required time, DISH will be deemed to have declined to exercise its rights under this Section 3.1 with respect to that Public Offering.

            (iii)  The actual purchase price for DISH's Preemptive Right Pro Rata Share of New Securities will be a per share purchase price equal to the purchase price paid for the securities issued in the Public Offering that gave rise to the rights under this Section 3.1, net of any underwriting discounts in connection with that Public Offering.

          (d)   The Company will have 180 days after the date of the Notice of Issuance or Public Offering Notice, as applicable, to consummate the sale of any New Securities with respect to which DISH's preemptive rights were not exercised, at or above the price and on terms not more favorable, in the aggregate, to the purchasers of the New Securities than the terms specified in the initial Notice of Issuance or Public Offering Notice, as applicable, given in connection with that sale, except that the preceding restrictions on the price and terms and conditions of any sale will not apply to sales based on the prevailing market price of Voting Securities on NASDAQ or any other public trading medium at the time that the sale of New Securities is effected.

          (e)   For purposes of this Agreement, "New Securities" means any capital stock (including Common Stock) of the Company issued (or to be issued) after the Effective Date, whether now or hereafter authorized, and any rights, options, warrants or other rights to purchase or acquire capital stock, and securities of any type whatsoever that are, or may become, exchangeable or exercisable for or convertible into capital stock. The term "New Securities" does not include, and the preemptive rights described in this Section 3.1 will not be exercisable with respect to, any of the following:

              (i)  securities issued to holders of Class B Common Stock in connection with the right of those holders, under the terms of the Charter and the Operating Agreement, to convert their shares of Class B Common Stock, together with the corresponding Units, into shares of Class A Common Stock;

             (ii)  securities issued to officers, employees or directors of the Company in connection with a person's employment or director arrangements with the Company under any employee benefit plan of the Company adopted by the Board with the approval of the Audit Committee, including but not limited to any Incentive Plan;

            (iii)  securities issued in connection with the exercise of any right, option or warrant to acquire any security or the conversion of any security, in any case that (x) were outstanding prior to the Effective Date or (y) were issued after the Effective Date and were treated as New Securities in respect of which preemptive rights were offered pursuant to this Section 3.1;

            (iv)  securities issuable or issued to consultants, vendors, lessors or others with whom the Company conducts business (other than the Equityholders and their respective Affiliates), as long as

              (A)  the securities are issued directly in a transaction approved by the Board, and

7

              (B)  the issuance of securities is not for financing purposes;

             (v)  securities issued to financial institutions or lessors in connection with commercial credit arrangements, equipment financing or similar transactions, as long as the securities are issued directly in a transaction approved by the Board;

            (vi)  securities issued in connection with the acquisition of another business entity or business segment of another entity by the Company or any Subsidiary of the Company, or in connection with the acquisition of 2.5 GHz Spectrum by the Company or any Subsidiary of the Company;

           (vii)  securities issued in connection with any Recapitalization Event of the Company approved by the Board; and

          (viii)  securities issued (other than to any Equityholder or any of its Affiliates) in transactions involving technology licensing, research or development activities, the use or acquisition of strategic assets, properties or rights, or the distribution, manufacture or marketing of the Company's products, as long as

              (A)  the securities are issued directly in a transaction approved by the Board, and

              (B)  the issuance of securities is not for financing purposes.

          (f)    The closing of the purchases of DISH's Preemptive Right Pro Rata Share of New Securities under this Section 3.1 will take place at the offices of the Company:

              (i)  in the case of an issuance of New Securities other than in connection with a Public Offering, on a date specified by DISH, which will be within 30 days after the exercise of DISH's rights under this Section 3.1, or (if later) within 10 days after the receipt of all required regulatory approvals, and

             (ii)  in the case of an issuance of New Securities in connection with a Public Offering, on the date of the Public Offering.

  At the closing, the Company will deliver, or cause to be delivered, to DISH, certificates (if applicable) representing the shares of New Securities to be purchased by DISH, in the name of DISH, against payment of the purchase price therefor, as provided below; and DISH will deliver to the Company an amount in cash by wire transfer in immediately available funds equal to the product of the applicable price per share determined

             (x)  in the Notice of Issuance, in the case of an issuance of New Securities other than in connection with a Public Offering, and

             (y)  under Section 3.1(c)(iii), in the case of an issuance of New Securities issued in connection with a Public Offering,

  in each case, multiplied by the number of shares of New Securities to be acquired by DISH.

          (g)   After giving a Notice of Issuance, the Company may close (prior to the expiration of the Consideration Period) the sale of any portion of the New Securities that is not subject to preemptive rights under this Section 3.1, or as to which DISH has affirmatively waived its rights under this Section 3.1.

          (h)   The Company shall not issue or agree to issue any New Securities without first offering DISH the right to purchase such New Securities up to DISH's Preemptive Right Pro Rata Share.

8

 ARTICLE 4
MISCELLANEOUS

        4.1    Termination.     Subject to the early termination of any provision (a) as a result of an amendment to this Agreement agreed to by the Company and DISH as provided under Section 4.2 or (b) as provided in accordance with its terms, this Agreement will terminate when DISH no longer owns Equity Securities of the Company equal to at least 50% of the Equity Securities owned by DISH on the Effective Date; except that Sections 4.5, 4.10 and 4.12 through 4.15 of this Agreement will not terminate and will survive any termination of this Agreement. No such termination will relieve any party from any liability for the breach of any of the agreements set forth in this Agreement.

        4.2    Amendments.     Except as otherwise provided in this Agreement, no modification, amendment or waiver of any provision of this Agreement will be effective without the written approval of the Company and DISH, except that DISH may waive (in writing) the benefit of any provision of this Agreement with respect to itself for any purpose.

        4.3    Successors and Assigns; Groups and Thresholds.

          (a)   This Agreement will bind and inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors (whether by merger, operation of law or otherwise) and permitted assigns. Neither party to this Agreement may, directly or indirectly, assign or subcontract, or attempt to assign or subcontract, any of its rights or obligations hereunder, in whole or in part, by operation of law or otherwise; provided, however, that DISH may assign any of its rights or delegate any of its duties under this Agreement to any of its Affiliates.

          (b)   Whether or not so stated in the relevant provisions of this Agreement, (i) references to DISH shall be deemed to include its Affiliates and (ii) all amounts, thresholds or similar metrics applicable to DISH shall be determined or measured (x) without duplication, by reference to DISH and its Affiliates as a group and (y) taking into account the effect of any Recapitalization Events.

        4.4    Notices.

          (a)   All notices and other communications required or permitted under this Agreement will be in writing and will be deemed effectively given:

              (i)  when personally delivered to the party to be notified;

             (ii)  when sent by confirmed facsimile if sent during normal business hours of the recipient or, if not, then on the next Business Day, as long as a copy of the notice is also sent via nationally recognized overnight courier, specifying next day delivery, with written verification of receipt;

            (iii)  five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or

            (iv)  one Business Day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

9

          (b)   All communications will be sent to the party's address as set forth below or at another address that the party has furnished to each other party in writing in accordance with this provision:

    If to the Company:

      Clearwire Corporation
      1475 120th Avenue Northeast
      Bellevue, WA 98005
      Attention: Chief Executive Officer
      Telecopier No.: (425) 505-6505

    with a copy to:

      Clearwire Corporation
      1475 120th Avenue Northeast
      Bellevue, Washington 98005
      Attention: Legal Department
      Fax: (425) 216-7776

    and to:

      Kirkland & Ellis LLP
      601 Lexington Avenue
      New York, New York 10022
      Telecopier No.:(212) 446-6460
      Attention:  David Fox
                          Joshua Korff
                          David Feirstein

    If to DISH:

      DISH Acquisition Holding Corporation
      9601 South Meridian Boulevard
      Englewood, Colorado 80112
      Telecopier No.: (303) 723-1699
      Attention: General Counsel

    with a copy to:

      Sullivan & Cromwell LLP
      125 Broad Street
      New York, New York 10004
      Telecopier No.: (212) 291-9101
      Attention: Scott D. Miller

        4.5    Confidentiality.

          (a)   DISH agrees that Confidential Information has been and may in the future be made available in connection with DISH's investment in the Company. DISH acknowledges and agrees that it shall not disclose any Confidential Information to any Person or use any Confidential Information, except that Confidential Information (x) may be used solely in connection with DISH's investment in the Company and the LLC and not in connection with any of its other business operations and (y) may be disclosed:

              (i)  to DISH's Representatives in the normal course of the performance of their duties,

10

             (ii)  to the extent required by Law, rule or regulation (including complying with any oral or written questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process to which DISH is subject, provided that DISH agrees to give the Company prompt notice of such request(s), to the extent practicable, so that the Company may seek an appropriate protective order or similar relief (and DISH shall cooperate with such efforts by the Company, and shall in any event make only the minimum disclosure required by such Law, rule or regulation)),

            (iii)  to any Person with whom DISH is contemplating a financing transaction or to whom DISH is contemplating a Transfer of its Equity Securities, provided that such potential transferee is advised of the confidential nature of such Confidential Information and agrees to be bound by a confidentiality agreement consistent with the provisions hereof,

            (iv)  to any regulatory authority or rating agency to which DISH or any of its Affiliates is subject or with which it has regular dealings, as long as such authority or agency is advised of the confidential nature of such Confidential Information,

             (v)  to the extent related to the tax treatment and tax structure of the transactions contemplated by this Agreement (including all materials of any kind, such as opinions or other tax analyses that the Company, its Affiliates or its Representatives have provided to DISH relating to such tax treatment and tax structure), provided that the foregoing does not constitute an authorization to disclose the identity of any existing or future party to the transactions contemplated by this Agreement or their Affiliates or Representatives, or, except to the extent relating to such tax structure or tax treatment, any specific pricing terms or commercial or financial information, or

            (vi)  if the prior written consent of the Board shall have been obtained.

          (b)   Nothing contained herein shall prevent the use (subject, to the extent possible, to a protective order) of Confidential Information in connection with the assertion or defense of any claim by or against the Company or any of its Subsidiaries or DISH.

          (c)   "Confidential Information" means any information concerning the Company or any Persons that are or become its Subsidiaries or the financial condition, business, operations or prospects of the Company or any such Persons in the possession of or furnished to DISH under this Agreement, provided that the term "Confidential Information" does not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by DISH or its Affiliates, directors, officers, employees, stockholders, members, partners, agents, counsel, auditors, investment advisers or other representatives (all such persons being collectively referred to as "Representatives") in violation of this Agreement, (ii) was available to DISH on a non-confidential basis prior to its disclosure to DISH or its Representatives by the Company, (iii) becomes available to DISH on a non-confidential basis from a source other than the Company after the disclosure of such information to DISH or its Representatives by the Company, which source is (at the time of receipt of the relevant information) not, to the best of DISH's knowledge, bound by a confidentiality agreement with (or other confidentiality obligation to) the Company or another Person, (iv) is independently developed by DISH without violating any confidentiality agreement with, or other obligation of secrecy to, the Company or (v) is received by DISH under or in connection with other commercial contracts, agreements or arrangements with the Company (which information shall be governed by the terms of those contracts, agreements or arrangements).

        4.6    Accounting Policies.     If DISH is required at any point to consolidate with the Company and the LLC for accounting purposes, subject to Law and the fiduciary duties of the Board, the accounting

11

policies of the Company and the LLC will be consistent with the accounting policies of DISH as long as the policies comply with GAAP.

        4.7    Further Assurances.     At any time or from time to time after the Effective Date, the parties hereto will cooperate with each other as may be reasonably requested, and at the request of any other party, will execute and deliver any further instruments or documents and, to the fullest extent permitted by Law, will take all further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated by this Agreement and to otherwise carry out the agreements and the intent of the parties under this Agreement.

        4.8    Entire Agreement.     Except as otherwise expressly set forth in this Agreement, this Agreement embodies the complete agreement and understanding between the parties to this Agreement with respect to the subject matter of this Agreement and supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral, that may have related to the subject matter of this Agreement in any way.

        4.9    Delays or Omissions.     No delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, will impair any right, power or remedy of any non-breaching and non-defaulting party, nor will it be construed to be a waiver of any breach, default or noncompliance, or any acquiescence in it, or of or in any similar breach, default or noncompliance later occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party to this Agreement of any breach, default or noncompliance under this Agreement or any waiver on that party's part of any provisions or conditions of this Agreement, must be in writing and will be effective only to the extent specifically set forth in that writing and to the extent permitted under this Agreement. No waiver of any default with respect to any provision, condition or requirement of this Agreement will be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof. All remedies, either under this Agreement, by Law, or otherwise afforded to any party, will be cumulative and not alternative.

        4.10    Governing Law; Jurisdiction; Waiver of Jury Trial.     This Agreement will be governed in all respects by the laws of the State of Delaware. No suit, action or proceeding with respect to this Agreement may be brought in any court or before any similar authority other than in a court of competent jurisdiction in the State of Delaware, and the parties to this Agreement submit to the exclusive jurisdiction of those courts for the purpose of a suit, proceeding or judgment. Each party to this Agreement irrevocably waives any right it may have had to bring an action in any other court, domestic or foreign, or before any similar domestic or foreign authority. Each of the parties to this Agreement irrevocably and unconditionally waives trial by jury in any legal action or proceeding (including any counterclaim) in relation to this Agreement.

        4.11    Severability.     When possible, each provision of this Agreement will be interpreted so as to be effective and valid under Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Law in any jurisdiction, that invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in that jurisdiction as if the invalid, illegal or unenforceable provision had never been contained in this Agreement and the parties to this Agreement will use their reasonable best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by that provision.

        4.12    Enforcement.     Each party to this Agreement acknowledges that money damages would not be an adequate remedy if any of the covenants or agreements in this Agreement are not performed in accordance with its terms. If a party seeks an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction to enjoin an alleged breach and enforce specifically the

12

terms and provisions of this Agreement, the other parties will not raise the defense of an adequate remedy at law.

        4.13    [Intentionally Omitted]

        4.14    No Third Party Beneficiaries.     This Agreement is entered into solely for the benefit of DISH and DISH's successors (whether by merger, operation of law or otherwise) and assigns, and except that any current or former director or officer of the Company may enforce Section 2.1(g), no other Person may exercise any right or enforce any obligation under this Agreement.

        4.15    Counterparts; Facsimile Signatures.     This Agreement may be executed in any number of counterparts, each of which will be an original, but all of which together will constitute one instrument. This Agreement may be executed by facsimile or pdf signature(s).

        4.16    Interpretation.

          (a)   Unless the context of this Agreement otherwise clearly requires,

              (i)  references to the plural include the singular, and references to the singular include the plural,

             (ii)  the words "include," "includes" and "including" do not limit the preceding terms or words and will be deemed to be followed by the words "without limitation,"

            (iii)  the terms "day" and "days" mean and refer to calendar day(s), and

            (iv)  the terms "year" and "years" mean and refer to calendar year(s).

          (b)   Unless otherwise set forth in this Agreement, references in this Agreement to any document, instrument or agreement (including this Agreement),

              (i)  includes and incorporates all Exhibits,

             (ii)  includes all documents, instruments or agreements issued or executed in replacement of those documents, instruments or agreements, and

            (iii)  means the document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and

            (iv)  all Article, Section and Exhibit references in this Agreement are to Articles, Sections and Exhibits of this Agreement, unless otherwise specified. This Agreement will not be construed as if prepared by one of the parties, but rather according to its fair meaning as a whole, as if all parties had prepared it.

        4.17    Joint Drafting.     Parties have jointly participated in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

        4.18    Effective Date.     This Agreement shall not be effective prior to the Effective Date and neither party shall have any rights or obligations hereunder until the Effective Date.

[remainder of the page intentionally left blank]

13

        IN WITNESS WHEREOF, the parties to this Agreement have executed this Investor Rights Agreement as of the date set forth in the first paragraph hereof.

CLEARWIRE CORPORATION
By:
Name:
Title:
DISH ACQUISITION HOLDING CORPORATION
By:
Name:
Title:

[Signature Page to the Investor Rights Agreement by and between Clearwire Corporation and DISH Acquisition Holding Corporation]

14

 Exhibit A
Definitions

        As used in this Agreement, the following terms have the following meanings:

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "Agreement" is defined in the Preamble.

        "Antitrust Laws" means, collectively, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Sherman Antitrust Act, 15 U.S.C. §§ 1-7, as amended, the Clayton Act, 15 U.S.C. §§ 12-27, as amended, and the Federal Trade Commission Act of 1914, 15 U.S.C §§ 41-58, as amended.

        "Audit Committee" means the Audit Committee of the Board.

        "Bankruptcy" means, with respect to any Person,

            (i)  to apply for, consent to, or acquiesce in, the appointment of a trustee, receiver, sequestrator or other custodian for that Person or any property of that Person, or make a general assignment for the benefit of creditors;

           (ii)  in the absence of an application, consent or acquiescence, permit or suffer to exist the appointment of a trustee, receiver, sequestrator or other custodian for that Person or for a substantial part of the property of that Person;

          (iii)  to permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution, winding up or liquidation proceeding, in respect of that Person; or

          (iv)  take any corporate or company action authorizing, or in furtherance of, any of the foregoing.

        "Board" means the Board of Directors of the Company.

        "Business Day" means any day that is not a Saturday, a Sunday or other day that banks are required or authorized by Law to be closed in New York City.

        "Bylaws" means the Bylaws of the Company as in effect on the Effective Date, as they may be amended, supplemented or otherwise modified from time to time in accordance with their terms, the terms of the Charter and the terms of this Agreement.

        "Change of Control" means a Change of Control under the Equityholders' Agreement.

        "Charter" means the Restated Certificate of Incorporation of the Company, as in effect on the Effective Date and as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms and the terms of this Agreement.

        "Class A Common Stock" means Class A common stock, par value $0.0001 per share, of the Company, which is entitled to the voting and other rights described in the Charter.

        "Class B Common Stock" means Class B common stock, par value $0.0001 per share, of the Company, which is entitled to the voting and other rights described in the Charter.

        "Common Stock" means any and all classes of the Company's common stock as authorized pursuant to the Charter, including the Class A Common Stock and the Class B Common Stock.

15

        "Company" is defined in the Preamble.

        "Confidential Information" is defined in Section 4.5(c).

        "Consideration Period" is defined in Section 3.1(b).

        "Controlled Affiliate" with respect to DISH means:

            (i)  each direct or indirect Subsidiary of DISH, and

           (ii)  any Affiliate of DISH that DISH can, directly or indirectly, unilaterally cause to take or refrain from taking any of the actions required, prohibited or otherwise restricted by this Agreement, provided that neither the Company nor any of its Subsidiaries will be deemed to be a Controlled Affiliate of DISH.

        "Director" means any member of the Board.

        "DISH" is defined in the Preamble.

        "DISH Designees" means the individuals selected by DISH to be nominated for election to the Board by the Nominating Committee.

        "DISH Offer" is defined in the Recitals.

        "Effective Date" means the date on which the payment is made for all Shares accepted for payment in the DISH Offer.

        "Equity Securities" means any and all shares of common stock of the Company and any securities issued in respect thereof, including:

            (i)  Common Stock,

           (ii)  securities of the Company convertible into, or exchangeable for, shares of Common Stock, and options, warrants or other rights to acquire shares of Common Stock, and

          (iii)  any securities issued in substitution for the securities described in clauses (i) and (ii) above in connection with any Recapitalization Event.

        "Equityholder" means the parties to the Equityholders' Agreement, other than the Company, and their respective successors and assigns.

        "Equityholders' Agreement" means that certain Equityholders' Agreement, dated November 28, 2008, among the Company, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and Sprint Nextel Corporation, as amended.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "GAAP" means generally accepted accounting principles, as in effect in the United States of America from time to time.

        "Governmental Authority" means any (i) nation, state, county, city, town, village, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, or other government; (iii) governmental

16

or quasi-governmental authority of any nature; or (iv) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing power or authority of any nature.

        "Incentive Plan" means any equity incentive or similar plan or agreement under which the Company may issue shares of Class A Common Stock or other Equity Securities to existing and former directors, officers, employees and other Persons providing services to the Company and its Subsidiaries from time to time.

        "Independent Director" means an "independent director" as that term is used in the listing rules or requirements of NASDAQ or any other listing rules or requirements, if applicable, and any rules or requirements under Law.

        "Law" means any applicable foreign or domestic, federal, state or local, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or requirement of any Governmental Authority or any arbitration tribunal.

        "LLC" means Clearwire Communications LLC.

        "NASDAQ" means The NASDAQ Stock Market, LLC or other principal stock exchange or securities market on which the Common Stock is at any time listed or quoted.

        "New Securities" is defined in Section 3.1(e).

        "Nominating Committee" is defined in Section 2.2.

        "Notice of Issuance" is defined in Section 3.1(b).

        "Operating Agreement" means the Amended and Restated Operating Agreement of the LLC, dated as of November 28, 2008, as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms and the terms of this Agreement.

        "Percentage Interest" means, at the time of determination with respect to DISH, the Voting Power represented by the Voting Securities then collectively held by DISH and its Affiliates as a percentage of the voting power attributable to all Voting Securities then outstanding.

        "Person" means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, estate, unincorporated organization, government or any agency or political subdivisions thereof.

        "Preemptive Right Pro Rata Share" is defined in Section 3.1(a).

        "Public Offering" means an underwritten public offering of securities of the Company under an effective registration statement under the Securities Act or the sale of securities of the Company on a bought-deal basis to a broker-dealer who intends to distribute the acquired securities.

        "Public Offering Notice" is defined in Section 3.1(c)(i).

        "Recapitalization Event" means a stock split, reverse stock split, combination, reclassification, recapitalization, stock dividend or similar transaction.

        "Related Party Transaction" means any transaction between the Company or any of its Controlled Affiliates, on the one hand, and any Equityholder, any Affiliate of an Equityholder, or any director, officer, employee or "associate" (as defined in Rule 12b-2 promulgated under the Exchange Act) of the Company, an Equityholder or any Affiliate of an Equityholder, on the other hand.

        "Representatives" is defined in Section 4.5(c).

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

17

        "Shares" is defined in the Recitals.

        "Spectrum" has the meaning given to such term in the Equityholders' Agreement.

        "Sprint" means Sprint Nextel Corporation and its Affiliates.

        "Subsidiary" means, with respect to any entity,

            (i)  any corporation of which a majority of the securities entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned by such entity, either directly or indirectly, and

           (ii)  any joint venture, general or limited partnership, limited liability company or other legal entity in which such entity is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner or managing member.

        "Transaction Agreements" mean that certain Note Purchase Agreement, if entered into, and this Agreement.

        "Transfer" means, directly or indirectly, in one transaction or a series of related transactions, to sell, transfer, assign, or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, or similar disposition of, any Equity Securities beneficially owned by a Person or any interest in any Equity Securities beneficially owned by a Person (including any arrangement to provide another Person the economic performance of all or any portion of such Equity Securities (including by means of any option, swap, forward or other contract or arrangement the value of which is linked in whole or in part to the value of such Equity Securities)).

        "Unit" means a limited liability company unit in the LLC.

        "Voting Power" means the power to vote shares or other ownership interests generally in the election of Directors or individuals serving similar functions.

        "Voting Securities" means, at any time, any class of Equity Securities of the Company that are then entitled to vote generally in the election of Directors.

18

 Exhibit B
Terms of D&O Insurance

        The Company will maintain a minimum amount of total directors' and officers' liability insurance of $150 million. These limits will have a minimum of $50 million dedicated to Side A personal asset protection with drop down features. Coverage terms will be no less broad than what is currently contained in the existing Clearwire directors' and officers' liability insurance program. Carrier credit rating should be rated at A- or better. The securities retention should be no more than $3 million.

19

 EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated May 30, 2013.†
(a)(1)(ii)	Form of Letter of Transmittal (including the Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).†
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.†
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†
(a)(1)(vi)	Summary Advertisement as published on May 30, 2013, in the Wall Street Journal.†
(a)(1)(vii)	Press Release issued by DISH Network Corporation on May 30, 2013.†
(a)(1)(viii)	Press Release issued by DISH Network Corporation on May 30, 2013.†
(a)(1)(ix)	Press Release issued by DISH Network Corporation on June 4, 2013.†
(a)(1)(x)	Press Release issued by DISH Network Corporation on June 12, 2013.
(a)(2)	Not applicable.
(b)	Not applicable.
(d)(1)	Form of proposed Note Purchase Agreement (included in Exhibit (a)(1)(i)).†
(d)(2)	Form of proposed Investor Rights Agreement (included in Exhibit (a)(1)(i)).†
(g)	Not applicable.
(h)	Not applicable.

†
Previously filed.

 SIGNATURES

        After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DISH ACQUISITION HOLDING CORPORATION DISH NETWORK CORPORATION
By:	/s/ R. Stanton Dodge R. Stanton Dodge Executive Vice President, General Counsel and Secretary

Dated: June 12, 2013